Exhibit 99.1

TD Bank Group Reports Third Quarter 2016 Results Report to Shareholders • Three and Nine months ended July 31, 2016

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:

•	Reported diluted earnings per share were $1.24, compared with $1.19.
•	Adjusted diluted earnings per share were $1.27, compared with $1.20.
•	Reported net income was $2,358 million, compared with $2,266 million.
•	Adjusted net income was $2,416 million, compared with $2,285 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2016, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $3.47, compared with $3.25.
•	Adjusted diluted earnings per share were $3.64, compared with $3.47.
•	Reported net income was $6,633 million, compared with $6,185 million.
•	Adjusted net income was $6,945 million, compared with $6,577 million.

THIRD QUARTER ADJUSTMENT (ITEMS OF NOTE)

The third quarter reported earnings figures included the following item of note:

•	Amortization of intangibles of $58 million after tax (3 cents per share), compared with $62 million after tax (3 cents per share) in the third quarter a year ago.

TORONTO, August 25, 2016 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ending July 31, 2016, reflecting growth in retail and wholesale earnings.

"TD's results demonstrate the strength of our diversified business model, with adjusted earnings of $2.4 billion, up 6% from the third quarter last year," said Bharat Masrani, Group President and Chief Executive Officer. "Our performance reflects both organic growth and a focus on expense management."

Canadian Retail
Canadian Retail net income was $1.5 billion compared with $1.6 billion in the same quarter last year. Revenue grew 3% compared with the third quarter last year and was more than offset by higher insurance claims largely due to the Fort McMurray wildfire, and a higher effective tax rate.

U.S. Retail
U.S. Retail net income was $788 million (US$609 million) this quarter compared with $674 million (US$543 million) on a reported basis and $650 million (US$524 million) on an adjusted basis in the third quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $663 million (US$512 million), an increase of 14% (9% in U.S. dollars) on a reported basis and 19% (14% in U.S. dollars) on an adjusted basis compared with the third quarter last year. Earnings reflect revenue and customer balance growth and a focus on expense management.

TD Ameritrade contributed $125 million (US$97 million) in earnings to the segment, an increase of 36% (31% in U.S. dollars) compared with the third quarter last year reflecting asset growth, higher trading volumes, and a favourable tax liability adjustment, partially offset by higher operating expenses.

Wholesale Banking
Wholesale Banking net income was $302 million, an increase of 26% compared with the third quarter last year, reflecting higher origination activity across debt and equity capital markets, corporate lending growth and trading-related revenue.

Capital
Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.4%, compared with 10.1% last quarter.

Conclusion
"This quarter we were pleased to mark a milestone of 500,000 downloads of our TD MySpend money management app, which helps our customers track their spending and saving," said Masrani. "We remain focused on going above and beyond for our customers by providing legendary service and convenience while investing for the future to meet their evolving needs."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 1

CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS and	28	Managing Risk
	ADJUSTMENTS (ITEMS OF NOTE)	42	Securitization and Off-Balance Sheet Arrangements
		44	Accounting Policies and Estimates
		45	Changes in Internal Control over Financial Reporting

	MANAGEMENT'S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3	Financial Highlights	46	Interim Consolidated Balance Sheet
4	How We Performed	47	Interim Consolidated Statement of Income
6	Financial Results Overview	48	Interim Consolidated Statement of Comprehensive Income
11	How Our Businesses Performed	49	Interim Consolidated Statement of Changes in Equity
17	Quarterly Results	50	Interim Consolidated Statement of Cash Flows
18	Balance Sheet Review	51	Notes to Interim Consolidated Financial Statements
18	Credit Portfolio Quality
25	Capital Position	76	SHAREHOLDER AND INVESTOR INFORMATION

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2015 MD&A") in the Bank's 2015 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2016", and in other statements regarding the Bank's objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and nine months ended July 31, 2016, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2015 Consolidated Financial Statements and related Notes and 2015 MD&A. This MD&A is dated August 24, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2015 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2015 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Results of operations
Total revenue	$8,701	$8,259	$8,006	$25,570	$23,379
Provision for credit losses	556	584	437	1,782	1,174
Insurance claims and related expenses	692	530	600	1,877	1,863
Non-interest expenses	4,640	4,736	4,292	14,029	13,162
Net income – reported	2,358	2,052	2,266	6,633	6,185
Net income – adjusted[1]	2,416	2,282	2,285	6,945	6,577
Return on common equity – reported	14.1%	12.5%	14.9%	13.3%	14.2%
Return on common equity – adjusted[2]	14.5	14.0	15.0	14.0	15.1
Financial position
Total assets	$1,182,436	$1,124,786	$1,099,202	$1,182,436	$1,099,202
Total equity	71,204	67,823	65,965	71,204	65,965
Total Common Equity Tier 1 Capital risk-weighted assets[3]	388,243	383,589	369,495	388,243	369,495
Financial ratios
Efficiency ratio – reported	53.3%	57.3%	53.6%	54.9%	56.3%
Efficiency ratio – adjusted[1]	52.6	54.8	53.4	53.6	54.0
Common Equity Tier 1 Capital ratio[3]	10.4	10.1	10.1	10.4	10.1
Tier 1 Capital ratio[3]	11.9	11.7	11.5	11.9	11.5
Total Capital ratio[3]	14.6	14.4	13.9	14.6	13.9
Leverage ratio	3.8	3.8	3.7	3.8	3.7
Provision for credit losses as a % of net average loans
and acceptances[4]	0.39	0.42	0.33	0.42	0.31
Common share information – reported (dollars)
Per share earnings
Basic	$1.24	$1.07	$1.20	$3.48	$3.26
Diluted	1.24	1.07	1.19	3.47	3.25
Dividends per share	0.55	0.55	0.51	1.61	1.49
Book value per share	35.68	33.89	33.25	35.68	33.25
Closing share price	56.89	55.85	52.77	56.89	52.77
Shares outstanding (millions)
Average basic	1,853.4	1,850.9	1,851.1	1,852.8	1,847.9
Average diluted	1,856.6	1,853.9	1,855.7	1,856.1	1,853.0
End of period	1,854.8	1,853.5	1,853.6	1,854.8	1,853.6
Market capitalization (billions of Canadian dollars)	$105.5	$103.5	$97.8	$105.5	$97.8
Dividend yield	3.8%	4.0%	3.7%	4.0%	3.6%
Dividend payout ratio	44.5	51.2	42.7	46.3	45.7
Price-earnings ratio	12.8	12.7	12.7	12.8	12.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.27	$1.20	$1.21	$3.65	$3.47
Diluted	1.27	1.20	1.20	3.64	3.47
Dividend payout ratio	43.4%	45.9%	42.3%	44.1%	42.9%
Price-earnings ratio	11.9	11.8	11.9	11.9	11.9
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). The scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 3

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had $1.2 trillion in assets as at July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Net interest income	$4,924	$4,880	$4,697	$14,851	$13,837
Non-interest income	3,777	3,379	3,309	10,719	9,542
Total revenue	8,701	8,259	8,006	25,570	23,379
Provision for credit losses	556	584	437	1,782	1,174
Insurance claims and related expenses	692	530	600	1,877	1,863
Non-interest expenses	4,640	4,736	4,292	14,029	13,162
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,813	2,409	2,677	7,882	7,180
Provision for income taxes	576	466	502	1,588	1,264
Equity in net income of an investment in TD Ameritrade	121	109	91	339	269
Net income – reported	2,358	2,052	2,266	6,633	6,185
Preferred dividends	36	37	25	98	73
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,322	$2,015	$2,241	$6,535	$6,112
Attributable to:
Common shareholders	$2,293	$1,987	$2,213	$6,449	$6,029
Non-controlling interests	29	28	28	86	83
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Operating results – adjusted
Net interest income	$4,924	$4,880	$4,697	$14,851	$13,837
Non-interest income[1]	3,777	3,437	3,288	10,731	9,504
Total revenue	8,701	8,317	7,985	25,582	23,341
Provision for credit losses	556	584	437	1,782	1,174
Insurance claims and related expenses	692	530	600	1,877	1,863
Non-interest expenses[2]	4,577	4,556	4,261	13,712	12,596
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,876	2,647	2,687	8,211	7,708
Provision for income taxes[3]	597	491	508	1,654	1,445
Equity in net income of an investment in TD Ameritrade[4]	137	126	106	388	314
Net income – adjusted	2,416	2,282	2,285	6,945	6,577
Preferred dividends	36	37	25	98	73
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,380	2,245	2,260	6,847	6,504
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	28	28	86	83
Net income available to common shareholders – adjusted	2,351	2,217	2,232	6,761	6,421
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(58)	(63)	(62)	(186)	(190)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	–	(51)	19	(10)	34
Impairment of goodwill, non-financial assets, and other charges[7]	–	(116)	–	(116)	–
Restructuring charges[8]	–	–	–	–	(228)
Litigation and litigation-related charge(s)/reserve(s)[9]	–	–	24	–	(8)
Total adjustments for items of note	(58)	(230)	(19)	(312)	(392)
Net income available to common shareholders – reported	$2,293	$1,987	$2,213	$6,449	$6,029
1	Adjusted non-interest income excludes the following items of note: second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio as explained in footnote 6; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; third quarter 2015 – $21 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio. These amounts were reported in the Corporate segment.
2	Adjusted non-interest expenses excludes the following items of note: third quarter 2016 – $63 million amortization of intangibles, as explained in footnote 5; second quarter 2016 – $69 million amortization of intangibles; $111 million impairment of goodwill, certain intangibles, other non-financial assets, and other charges, as further explained in footnote 7; first quarter 2016 – $74 million amortization of intangibles; third quarter 2015 – $70 million amortization of intangibles; $39 million recovery of litigation losses, as explained in footnote 9; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs, as explained in footnote 8; $52 million of litigation charges; first quarter 2015 – $73 million amortization of intangibles. These amounts were reported in the Corporate segment, with the exception of litigation and litigation-related charge(s)/reserve(s) which were reported in the U.S. Retail segment.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: third quarter 2016 – $16 million amortization of intangibles, as explained in footnote 5; second quarter 2016 – $17 million amortization of intangibles; first quarter 2016 – $16 million amortization of intangibles; third quarter 2015 – $15 million amortization of intangibles; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles. These amounts were reported in the Corporate segment.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the AFS category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
8	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
9	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Basic earnings per share – reported	$1.24	$1.07	$1.20	$3.48	$3.26
Adjustments for items of note[2]	0.03	0.13	0.01	0.17	0.21
Basic earnings per share – adjusted	$1.27	$1.20	$1.21	$3.65	$3.47

Diluted earnings per share – reported	$1.24	$1.07	$1.19	$3.47	$3.25
Adjustments for items of note[2]	0.03	0.13	0.01	0.17	0.22
Diluted earnings per share – adjusted	$1.27	$1.20	$1.20	$3.64	$3.47
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
TD Bank, National Association (TD Bank, N.A.)	$25	$28	$27	$83	$86
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	16	17	15	49	45
MBNA Canada	9	9	10	27	28
Aeroplan	4	5	5	13	13
Other	4	4	5	14	18
	58	63	62	186	190
Software and asset servicing rights	89	77	74	246	213
Amortization of intangibles, net of income taxes	$147	$140	$136	$432	$403
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Average common equity	$64,595	$64,536	$58,891	$64,568	$56,932
Net income available to common shareholders – reported	2,293	1,987	2,213	6,449	6,029
Items of note, net of income taxes[1]	58	230	19	312	392
Net income available to common shareholders – adjusted	2,351	2,217	2,232	6,761	6,421
Return on common equity – adjusted	14.5%	14.0%	15.0%	14.0%	15.1%

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the third quarter of 2016 against the financial performance indicators included in TD's 2015 Annual Report. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2016, increased 5% from the same period last year reflecting higher earnings in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by a higher loss in the Corporate segment. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 Capital RWA for the nine months ended July 31, 2016, was 2.32%.
•	Adjusted return on common equity for the nine months ended July 31, 2016, was 14.0%.
•	For the twelve months ended July 31, 2016, the total shareholder return was 12.2% compared to the Canadian peer[1] average of 12.1%.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three and nine months ended July 31, 2016, compared with the same period last year, as shown in the following table.

1	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 6

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2016 vs.	July 31, 2016 vs.
	July 31, 2015	July 31, 2015
U.S. Retail Bank increased total revenue	$89	$589
U.S. Retail Bank increased non-interest expenses	52	350
U.S. Retail Bank increased net income, after tax	25	159
Increased equity in net income of an investment in TD Ameritrade	6	33
U.S. Retail segment increased net income, after tax	31	193
Increase in basic earnings per share (dollars)	0.02	0.10
Increase in diluted earnings per share (dollars)	$0.02	$0.10

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate increases/decreases U.S. Retail segment net income by approximately $40 million.

Economic Summary and Outlook

Economic activity in Canada expanded at a healthy 2.4% (quarter-over-quarter, at annual rates) pace in the first quarter of calendar 2016. Despite this strong start, a subsequent softening in underlying growth momentum along with the temporary economic disruptions due to the Fort McMurray wildfire in May are expected to constrain Canada's overall growth rate to a sub-par 1.1% for 2016 as a whole. Beneath the national figures lie diverging regional performances, with healthy growth expected in British Columbia and Ontario. Conversely, the oil-producing regions such as Newfoundland and Labrador and Alberta continue to struggle with the fallout from low oil prices – made worse for Alberta by this year's wildfires.

Globally, the economy remains unable to accelerate meaningfully, with expansion running at around 3%. Eurozone growth slowed in the second quarter after a strong first quarter advance. The increased economic uncertainty in the aftermath of the United Kingdom referendum in June and ongoing deflationary risks are likely to keep a number of central banks in easing mode in the coming months, including the Bank of Japan and the European Central Bank. These moves are helping to support global rallies in stocks and bond markets as well as overall risk appetite in recent months. Emerging markets have been major beneficiaries of capital inflows since January, despite continuing to face a number of longer-term structural challenges. While China remains a key source of world growth, the pace of expansion continues to decelerate, with negative implications for countries within its supply chain.

The economic outlook for the United States has been decidedly mixed. In the second calendar quarter, real gross domestic product (GDP) growth came in at a weak 1.2% at annual rates – well below market expectations of 2.5% growth. Particular weakness was seen in business investment, and, with the elevated dollar and weak global growth weighing on corporate profits and exports, the outlook for U.S. capital spending remains restrained. However, continued solid hiring trends and gradually firming wage growth in recent months have painted a more upbeat picture of underlying activity stateside. With this mix of factors in play we expect the Federal Reserve is likely to remain on hold through the remainder of this year, and nudge up the federal funds interest rate by 50 basis points (bps) over the course of 2017.

Canada remains in the midst of a complex adjustment process resulting from the marked declines in commodity prices since 2014, with the Fort McMurray wildfire in May 2016 providing an additional setback to growth. Business investment is expected to stop contracting in the second half of calendar 2016, but meaningful growth is not expected until early 2018, as oil prices remain unsupportive of further investment and manufacturing sales growth remains weak.

As the economic adjustment process continues, external demand for Canadian goods and services should provide some relief. However, exports have confounded expectations over the first half of 2016, with volumes falling on broad-based weakness across major product categories. This reflects foreign demand that has disappointed as U.S. business investment has remained soft. Weakness is not expected to persist, as healthy U.S. growth over the second half of 2016 should provide support to Canadian exports.

The real estate sector has been a key driver of economic growth in Canada, supported by a low interest rate environment and gains in home prices. Growth is expected to remain strong in 2016, but momentum is projected to ease significantly as the impact of past interest rate decreases fade and a number of recently-implemented tax and other regulatory changes, including the 15% land transfer tax on non-residents in the Vancouver region, act to ease demand. Any correction over the next year is likely to be modest in light of continued low interest rates and a stable unemployment rate.

Government spending is also expected to provide a boost to growth over the second half of calendar 2016 and throughout 2017. Payment of the new Canada Child Benefit began in July, providing some lift to consumer spending this year. Infrastructure spending will further boost growth in 2017 by as much as 0.3 percentage points.

Against the backdrop of modest economic growth and a labour market that is expected to generate only modest employment gains, inflationary pressures are likely to remain in line with the Bank of Canada's target of 2%. Although overall inflation is currently below this target, the impacts of past energy price declines are fading, while import prices are rising. As a result, we expect inflation to converge back towards the central bank's preferred target by the latter half of the 2017 calendar year.

Given the muted inflationary pressures, the Bank of Canada is expected to maintain its policy rate at 0.50% throughout the 2016 and 2017 calendar years. This is consistent with the July 2016 Monetary Policy Report, where the Bank of Canada suggested that economic activity is likely to return to its potential level only towards the end of the 2017 calendar year.

There are a number of important risks that may push the Canadian economy off course. Should U.S. demand remain weak, Canadian export growth is likely to follow suit, removing a key source of growth. Domestically, high household debt levels may precipitate a consumer deleveraging cycle, reducing consumption growth. Accounting for more than half of economic activity, a slowing in consumption growth will have a deleterious effect on the economy as a whole. Similarly, a moderation in housing activity, whether driven by weakened affordability or other reasons, would remove what has been a key driver of growth in recent quarters.

Net Income

Quarterly comparison – Q3 2016 vs. Q3 2015

Reported net income for the quarter was $2,358 million, an increase of $92 million, or 4%, compared with the third quarter last year. The increase in reported net income was due to higher earnings in the U.S. Retail and Wholesale Banking segments, partially offset by a decrease in the Canadian Retail segment, and a higher loss in the Corporate segment. U.S. Retail net income increased primarily due to loan and deposit volume growth, positive operating leverage, good credit quality, higher contributions from the Bank’s investment in TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by a recovery of litigation losses in the prior year which was reported as an item of note. Wholesale Banking net income reflected higher revenue, partially offset by higher provision for credit losses (PCL) and non-interest expenses. Canadian Retail net income reflected higher insurance claims, a higher effective tax rate, increased non-interest expenses, and higher PCL, partially offset by higher revenue. Corporate segment net loss increased primarily due to higher provisions for incurred but not identified credit losses and higher net corporate expenses, partially offset by higher revenue from treasury and balance sheet management activities and a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio which was reported as an item of note in the prior year. Adjusted net income for the quarter was $2,416 million, an increase of $131 million, or 6%.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 7

Quarterly comparison – Q3 2016 vs. Q2 2016

Reported net income for the quarter increased $306 million, or 15%, compared with the prior quarter. The increase in reported net income was due to higher earnings in the Wholesale Banking, U.S. Retail, and Canadian Retail segments, and a lower loss in the Corporate segment. Wholesale Banking net income reflected higher revenue, lower PCL, and lower non-interest expenses, partially offset by a higher effective tax rate. U.S. Retail net income increased due to loan volumes, fee income growth, two additional days, and higher contributions from the Bank’s investment in TD Ameritrade. Canadian Retail net income reflected increased revenue, partially offset by higher insurance claims and increased non-interest expenses. Corporate segment experienced a lower net loss due the impairment of goodwill, non-financial assets and other charges, partially offset by a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio, both of which were reported as items of note in the prior quarter, higher net corporate expenses, higher tax provisions, and lower revenue from treasury and balance sheet management this quarter. Adjusted net income for the quarter increased $134 million, or 6%.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Reported net income was $6,633 million, an increase of $448 million, or 7%, compared with the same period last year. The increase in reported net income was due to higher earnings in the U.S. Retail, Canadian Retail, and Wholesale segments, and a lower loss in the Corporate segment. U.S. Retail net income increased primarily due to loan and deposit volume growth, positive operating leverage, contribution from an acquisition in the strategic cards portfolio, higher contributions from the Bank’s investment in TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by higher PCL. Canadian Retail net income reflected revenue growth, partially offset by the impact of a higher effective tax rate, higher PCL, and increased non-interest expenses. Wholesale Banking increased due to higher revenue, lower non-interest expenses and a lower effective tax rate, partially offset by higher PCL. Corporate segment net loss reflected an impairment of goodwill, non-financial assets and other charges, which was reported as an item of note, higher net corporate expenses, and provisions for incurred but not identified credit losses, partially offset by restructuring charges in the prior year which were reported as an item of note, higher revenue from treasury and balance sheet management activities, a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio which was reported as an item of note, and lower tax provisions in the current year. Adjusted net income was $6,945 million, an increase of $368 million or 6%.

Net Interest Income

Quarterly comparison – Q3 2016 vs. Q3 2015

Net interest income for the quarter was $4,924 million, an increase of $227 million, or 5%, compared with the third quarter last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income reflected loan and deposit growth, higher margins, the benefit of an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation. Corporate segment net interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio and higher net revenue from treasury and balance sheet management activities. Canadian Retail net interest income increased due to loan and deposit volume growth, partially offset by lower margins. Wholesale Banking reflected lower trading net interest income.

Quarterly comparison – Q3 2016 vs. Q2 2016

Net interest income for the quarter increased $44 million, or 1%, compared with the prior quarter. Net interest income increased in the Canadian Retail and U.S. Retail segments, partially offset by a decrease in the Wholesale Banking and Corporate segments. Canadian Retail net interest income increased primarily due to loan and deposit volume growth, two additional days, and seasonal factors, partially offset by lower margins. U.S. Retail net interest income increased due to loan volume growth and two additional days, partially offset by the unfavourable impact of foreign currency translation. Wholesale Banking reflected lower trading net interest income. Corporate segment net interest income decreased primarily due to lower revenue from treasury and balance sheet management activities.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Net interest income was $14,851 million, an increase of $1,014 million, or 7%, compared with the same period last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income increased due to loan and deposit volume growth, the benefit of an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation, partially offset by lower margins. Corporate segment net interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities. Canadian Retail net interest income increased reflecting loan and deposit volume growth, partially offset by lower margins. Wholesale Banking decreased primarily due to lower trading net interest income.

Non-Interest Income

Quarterly comparison – Q3 2016 vs. Q3 2015

Reported non-interest income for the quarter was $3,777 million, an increase of $468 million, or 14%, compared with the third quarter last year. All segments experienced increases in reported non-interest income. Wholesale Banking non-interest income reflected higher origination activity from debt and equity capital markets, higher corporate lending fees and higher trading revenue. Corporate segment non-interest income increased primarily due to contribution from an acquisition in the strategic cards portfolio and a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio which was reported as an item of note in the prior year. Canadian Retail non-interest income increased due to wealth asset-based fee growth, changes in the fair value of investments supporting claims liabilities and higher fee-based revenue in personal and commercial banking. U.S. Retail non-interest income increased primarily due to the benefit of an acquisition in the strategic cards portfolio and the favourable impact of foreign currency translation. Adjusted non-interest income for the quarter was $3,777 million, an increase of $489 million or 15%.

Quarterly comparison – Q3 2016 vs. Q2 2016

Reported non-interest income for the quarter increased $398 million, or 12%, compared with the prior quarter. All segments experienced increases in reported non-interest income. Canadian Retail non-interest income increased due to changes in the fair value of investments supporting claims liabilities, seasonality of insurance premiums, wealth asset-based fee growth, higher fee-based revenue in personal and commercial banking, and two additional days. Wholesale Banking non-interest income reflected higher origination activity from debt and equity capital markets, and higher corporate lending fees and trading revenue. Corporate segment non-interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio, partially offset by a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio which was reported as an item of note in the prior quarter. U.S. Retail non-interest income reflected organic and seasonal growth in personal banking fee revenue. Adjusted non-interest income for the quarter increased $340 million or 10%.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Reported non-interest income was $10,719 million, an increase of $1,177 million, or 12%, compared with the same period last year. All segments experienced increases in reported non-interest income. Wholesale Banking non-interest income increased due to higher corporate lending fees, trading revenue, and origination activity from debt and equity capital markets. Corporate segment non-interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio, higher revenue from treasury and balance sheet management activities, and a change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio which was reported as an item of note. Canadian Retail non-interest income reflected wealth asset-based fee growth, higher fee-based revenue in personal and commercial banking, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities. U.S. Retail non-interest income reflected the favourable impact of foreign currency translation. Adjusted non-interest income for the period was $10,731 million, an increase of $1,227 million or 13%.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 8

Provision for Credit Losses

Quarterly comparison – Q3 2016 vs. Q3 2015

PCL for the quarter was $556 million, an increase of $119 million, or 27%, compared with the third quarter last year. All segments experienced increases in PCL. Corporate segment included higher provisions for incurred but not identified credit losses due to credit deterioration in exposures within the oil and gas industry, volume growth within the Canadian Retail and Wholesale Banking loan portfolios, and contribution from an acquisition in the strategic cards portfolio. Canadian Retail PCL reflected higher provisions in the auto lending portfolio in the current quarter. U.S. Retail PCL increased primarily due to provisions for business banking, auto lending and credit card loans, and the unfavourable impact of foreign currency translation. Wholesale Banking PCL increased due to specific provisions in the oil and gas sector.

Quarterly comparison – Q3 2016 vs. Q2 2016

PCL for the quarter decreased $28 million, or 5%, compared with the prior quarter, primarily in the Wholesale Banking segment, partially offset by the Corporate segment. Wholesale Banking PCL decreased primarily due to lower specific provisions in the oil and gas sector. Corporate segment included a higher provision related to credit card loans in the strategic cards portfolio, partially offset by lower provisions for incurred but not identified credit losses within the Canadian Retail and Wholesale Banking loan portfolios.

Year-to-date comparison – Q3 2016 vs. Q3 2015

PCL was $1,782 million, an increase of $608 million, or 52%, compared with the same period last year. All segments experienced increases in PCL. Corporate segment PCL increased primarily due to higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, volume growth within the Canadian Retail and Wholesale Banking loan portfolios, and contribution from an acquisition in the strategic cards portfolio. U.S. Retail PCL increased primarily due to commercial loan volume growth, and allowance increase reflecting the current business economic environment in business banking, higher provisions for auto loans and credit cards, and the unfavourable impact of foreign currency translation. Canadian Retail PCL reflected higher provisions in the auto lending portfolio. Wholesale Banking PCL increased due to specific provisions in the oil and gas sector.

TABLE 8: PROVISION FOR CREDIT LOSSES[1]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$25	$75	$37	$120	$77
Provision for credit losses – individually insignificant	546	555	485	1,714	1,535
Recoveries	(142)	(154)	(146)	(465)	(465)
Total provision for credit losses for counterparty-specific and individually
insignificant	429	476	376	1,369	1,147
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[2]	40	60	–	165	8
U.S. Retail	57	50	47	192	6
Corporate[3]	30	(2)	14	56	13
Total provision for credit losses – incurred but not identified	127	108	61	413	27
Provision for credit losses – reported	$556	$584	$437	$1,782	$1,174
1	Certain comparative amounts have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
3	The retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q3 2016 vs. Q3 2015

Insurance claims and related expenses for the quarter were $692 million, an increase of $92 million, or 15%, compared with the third quarter last year, reflecting the net impact of the Fort McMurray wildfire as well as other weather-related claims, and changes in the fair value of investments supporting claims liabilities, partially offset by more favourable prior years’ claims development.

Quarterly comparison – Q3 2016 vs. Q2 2016

Insurance claims and related expenses for the quarter increased $162 million, or 31%, compared with the prior quarter, reflecting the net impact of the Fort McMurray wildfire as well as other weather-related claims, seasonal increases in claims and changes in the fair value of investments supporting claims liabilities, partially offset by more favourable prior years’ claims development.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Insurance claims and related expenses were $1,877 million, an increase of $14 million, or 1%, compared with the same period last year.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2016 vs. Q3 2015

Reported non-interest expenses were $4,640 million, an increase of $348 million, or 8%, compared with the third quarter last year. All segments experienced increases in reported non-interest expenses. Corporate segment non-interest expenses increased primarily due to contribution from an acquisition in the strategic cards portfolio, and ongoing investments in enterprise and regulatory projects. U.S. Retail non-interest expenses increased due to a recovery of litigation losses in the prior year which was reported as an item of note, higher employee costs, business initiatives, and the unfavourable impact of foreign exchange translation, partially offset by productivity savings. Canadian Retail non-interest expenses reflected higher employee-related expenses including revenue-based variable expenses in the wealth business, technology spend and business growth, partially offset by productivity savings. Wholesale non-interest expenses reflected higher variable compensation. Adjusted non-interest expenses were $4,577 million, an increase of $316 million or 7%.

The Bank's reported efficiency ratio was 53.3%, compared with 53.6% in the third quarter last year. The Bank's adjusted efficiency ratio was 52.6%, compared with 53.4%.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 9

Quarterly comparison – Q3 2016 vs. Q2 2016

Reported non-interest expenses for the quarter decreased $96 million, or 2%, compared with the prior quarter. Reported non-interest expenses decreased in the Corporate and U.S. Retail segments, partially offset by the Canadian Retail segment. Wholesale Banking segment non-interest expenses were relatively flat. Corporate segment non-interest expenses decreased due to the impairment of goodwill, non-financial assets and other charges in the prior quarter which was reported as an item of note, partially offset by the contribution from an acquisition in the strategic cards portfolio. U.S. Retail non-interest expenses decreased primarily due to the favourable impact of foreign exchange translation. Canadian Retail non-interest expenses reflected higher technology spend, two additional days and business growth. Adjusted non-interest expenses increased $21 million.

The Bank's reported efficiency ratio was 53.3%, compared with 57.3% in the prior quarter. The Bank's adjusted efficiency ratio was 52.6%, compared with 54.8%.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Reported non-interest expenses were $14,029 million, an increase of $867 million, or 7%, compared with the same period last year. Reported non-interest expenses increased in the U.S. Retail, Corporate and Canadian Retail segments. Wholesale Banking non-interest expenses were relatively flat. U.S. Retail non-interest expenses increased primarily due to business initiatives, employee costs, volume growth, and the unfavourable impact of foreign exchange translation, partially offset by productivity savings. Corporate non-interest expenses increased primarily due to contribution from an acquisition in the strategic cards portfolio and the ongoing investments in enterprise and regulatory projects, partially offset by restructuring charges in the prior year which were reported as an item of note, lower amortization of intangibles compared to the prior year, and the impairment of goodwill, non-financial assets and other charges this year. Canadian Retail non-interest expenses reflected higher employee-related expenses including revenue-based variable expenses in the wealth business, business growth and technology spend, partially offset by productivity savings. Adjusted non-interest expenses were $13,712 million, an increase of $1,116 million, or 9%.

The Bank’s reported efficiency ratio was 54.9%, compared with 56.3% in the same period last year. The Bank’s adjusted efficiency ratio was 53.6%, compared with 54.0%.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 20.5% for the third quarter, compared with 18.8% in the third quarter last year and 19.3% in the prior quarter. The year-over-year increase was largely due to an increase in taxes associated with the Bank's insurance business, an increase in income and lower tax exempt dividend income in the current quarter. The quarter-over-quarter increase was largely due to an increase in income in the current quarter and the tax impact to the prior quarter resulting from the resolution of certain audit issues as well as the prior quarter's impairment of goodwill, non-financial assets and other charges.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2016		2016		2015		2016		2015
Income taxes at Canadian statutory income tax rate	$745	26.5%	$638	26.5%	$707	26.3%	$2,087	26.5%	$1,886	26.3%
Increase (decrease) resulting from:
Dividends received	(60)	(2.1)	(61)	(2.5)	(71)	(2.7)	(176)	(2.2)	(243)	(3.4)
Rate differentials on international operations	(124)	(4.4)	(86)	(3.6)	(145)	(5.4)	(325)	(4.2)	(398)	(5.5)
Other	15	0.5	(25)	(1.1)	11	0.6	2	–	19	0.2
Provision for income taxes and effective
income tax rate – reported	$576	20.5%	$466	19.3%	$502	18.8%	$1,588	20.1%	$1,264	17.6%

The Bank's adjusted effective tax rate was 20.8% for the quarter, higher than 18.9% in the third quarter last year and 18.5% in the prior quarter. The year-over-year increase was due to an increase in taxes associated with the Bank’s insurance business and an increase in income in the current quarter. The quarter-over-quarter increase was due to the positive resolution of certain audit issues in the prior quarter.

TABLE 10: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Provision for income taxes – reported	$576	$466	$502	$1,588	$1,264
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	21	23	23	69	71
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	7	(2)	2	(4)
Impairment of goodwill, non-financial assets, and other charges	–	(5)	–	(5)	–
Restructuring charges	–	–	–	–	109
Litigation and litigation-related charge(s)/reserve(s)	–	–	(15)	–	5
Total adjustments for items of note	21	25	6	66	181
Provision for income taxes – adjusted	$597	$491	$508	$1,654	$1,445
Effective income tax rate – adjusted[3]	20.8%	18.5%	18.9%	20.1%	18.7%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2015 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses (PCL), and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $79 million, compared with $91 million in the third quarter last year, and $82 million in the prior quarter. The TEB adjustment for the nine months ended July 31, 2016, was $226 million, compared with $322 million in the same period last year.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Net interest income	$2,519	$2,418	$2,480	$7,428	$7,284
Non-interest income	2,622	2,469	2,531	7,631	7,404
Total revenue	5,141	4,887	5,011	15,059	14,688
Provision for credit losses	258	262	237	748	666
Insurance claims and related expenses	692	530	600	1,877	1,863
Non-interest expenses	2,133	2,095	2,104	6,307	6,264
Net income	$1,509	$1,464	$1,557	$4,486	$4,442

Selected volumes and ratios
Return on common equity	41.9%	41.7%	44.6%	42.0%	42.9%
Margin on average earning assets (including securitized assets)	2.79	2.77	2.88	2.79	2.88
Efficiency ratio	41.5	42.9	42.0	41.9	42.6
Assets under administration (billions of Canadian dollars)	$337	$321	$314	$337	$314
Assets under management (billions of Canadian dollars)	265	254	249	265	249
Number of Canadian retail branches	1,152	1,152	1,166	1,152	1,166
Average number of full-time equivalent staff	38,852	37,987	39,180	38,383	39,365

Quarterly comparison – Q3 2016 vs. Q3 2015

Canadian Retail net income for the quarter was $1,509 million, a decrease of $48 million, or 3%, compared with the third quarter last year. Revenue growth was more than offset by higher insurance claims, a higher effective tax rate, increased non-interest expenses and higher PCL. The annualized ROE for the quarter was 41.9%, compared with 44.6% in the third quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,141 million, an increase of $130 million, or 3%, compared with the third quarter last year. Net interest income increased $39 million, or 2%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $91 million, or 4%, reflecting wealth asset-based fee growth, changes in the fair value of investments supporting claims liabilities and higher fee-based revenue in personal and commercial banking. Margin on average earning assets was 2.79%, a 9 basis points (bps) decrease, primarily reflecting competitive pricing in lending.

Average loan volumes increased $19 billion, or 5%, compared with the third quarter last year, comprised of 4% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $20 billion, or 8%, compared with the third quarter last year, comprised of 7% growth in personal deposit volumes, 8% growth in business deposit volumes and 15% growth in wealth deposit volumes.

Assets under administration (AUA) were $337 billion as at July 31, 2016, an increase of $23 billion, or 7%, and assets under management (AUM) were $265 billion as at July 31, 2016, an increase of $16 billion, or 6%, compared with the third quarter last year, both reflecting new asset growth and increases in market value.

PCL for the quarter was $258 million, an increase of $21 million, or 9%, compared with the third quarter last year. Personal banking PCL was $248 million, an increase of $43 million, or 21%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $10 million, a decrease of $22 million. Annualized PCL as a percentage of credit volume was 0.28%, or an increase of 1 basis point. Net impaired loans were $732 million, an increase of $26 million, or 4%. Net impaired loans as a percentage of total loans were 0.20%, or flat compared with July 31, 2015.

Insurance claims and related expenses for the quarter were $692 million, an increase of $92 million, or 15%, compared with the third quarter last year. The increase reflects the net impact of the Fort McMurray wildfire as well as other weather-related claims, and changes in the fair value of investments supporting claims liabilities, partially offset by more favourable prior years’ claims development.

Non-interest expenses were $2,133 million, an increase of $29 million, or 1%, compared with the third quarter last year. The increase reflected business growth, higher employee-related expenses including revenue-based variable expenses in the wealth business and technology spend, partially offset by productivity savings.

The efficiency ratio for the quarter was 41.5%, compared with 42.0% in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 11

Quarterly comparison – Q3 2016 vs. Q2 2016

Canadian Retail net income increased $45 million, or 3%, compared with the prior quarter, reflecting increased revenue, partially offset by higher insurance claims and increased non-interest expenses. The annualized ROE for the quarter was 41.9%, compared with 41.7% in the prior quarter.

Revenue increased $254 million, or 5%, compared with the prior quarter. Net interest income increased $101 million, or 4%, reflecting loan and deposit volume growth, additional days in the quarter, and seasonal factors, partially offset by lower margins. Non-interest income increased $153 million, or 6%, reflecting changes in the fair value of investments supporting claims liabilities, seasonality of insurance premiums, wealth asset-based fee growth, higher fee-based revenue in personal and commercial banking, and additional days in the quarter. Margin on average earning assets was 2.79%, or a 2 bps increase, primarily reflecting higher seasonal revenue, partially offset by lower lending margins.

Average loan volumes increased $5 billion, or 1%, compared with the prior quarter, comprised of 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $10 billion, or 4%, comprised of 2% growth in personal deposit volumes, 7% growth in business deposit volumes and 4% growth in wealth deposit volumes.

AUA were $337 billion as at July 31, 2016, an increase of $16 billion, or 5%, and AUM were $265 billion as at July 31, 2016, an increase of $11 billion, or 4%, compared with the prior quarter-end, both reflecting increases in market value and new asset growth.

PCL for the quarter decreased $4 million, or 2%, compared with the prior quarter. Personal banking PCL for the quarter decreased $4 million, or 2%, primarily reflecting lower delinquencies in the current quarter. Business banking PCL was flat. Annualized PCL as a percentage of credit volume was 0.28%, or a 2 bps decrease. Net impaired loans decreased $25 million, or 3%. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.21% as at April 30, 2016.

Insurance claims and related expenses for the quarter increased $162 million, or 31%, compared with the prior quarter. The increase reflects the net impact of the Fort McMurray wildfire as well as other weather-related claims, seasonal increases in claims and changes in the fair value of investments supporting claims liabilities, partially offset by more favourable prior years’ claims development.

Non-interest expenses increased $38 million, or 2%, reflecting business growth, additional days in the quarter and higher technology spend.

The efficiency ratio for the quarter was 41.5%, compared with 42.9% in the prior quarter.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Canadian Retail net income for the nine months ended July 31, 2016, was $4,486 million, an increase of $44 million, or 1%, compared with the same period last year. The increase in earnings reflects revenue growth, partially offset by the impact of a higher effective tax rate, higher PCL and increased non-interest expenses. The annualized ROE for the period was 42.0%, compared with 42.9% in the same period last year.

Revenue was $15,059 million, an increase of $371 million, or 3%, compared with the same period last year. Net interest income increased $144 million, or 2%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $227 million, or 3%, reflecting wealth asset-based fee growth, higher fee-based revenue in personal and commercial banking, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities. Margin on average earning assets was 2.79%, a 9 bps decrease, reflecting lower margins and competitive pricing.

Average loan volumes increased $19 billion, or 6%, compared with the same period last year, comprised of 5% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $16 billion, or 6%, comprised of 6% growth in personal deposit volumes, 5% growth in business deposit volumes and 13% growth in wealth deposit volumes.

PCL was $748 million, an increase of $82 million, or 12%, compared with the same period last year. Personal banking PCL was $725 million, an increase of $98 million, or 16%, reflecting higher provisions in the auto lending portfolio. Business banking PCL was $23 million, a decrease of $16 million. Annualized PCL as a percentage of credit volume was 0.28%, an increase of 2 bps, compared with the same period last year.

Insurance claims and related expenses were $1,877 million, an increase of $14 million, or 1%, compared with the same period last year.

Non-interest expenses were $6,307 million, an increase of $43 million, or 1%, compared with the same period last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, business growth and technology spend, partially offset by productivity savings.

The efficiency ratio was 41.9%, compared with 42.6% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 12

TABLE 12: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	July 31	April 30	July 31	July 31	April 30	July 31
	2016	2016	2015	2016	2016	2015
Net interest income	$1,755	$1,737	$1,527	$1,354	$1,308	$1,224
Non-interest income	591	553	576	456	417	463
Total revenue	2,346	2,290	2,103	1,810	1,725	1,687
Provision for credit losses	168	162	153	130	123	122
Non-interest expenses – reported	1,372	1,416	1,239	1,058	1,067	994
Non-interest expenses – adjusted	1,372	1,416	1,278	1,058	1,067	1,024
U.S. Retail Bank net income – reported[2]	663	611	582	512	459	469
Adjustments for items of note, net of income taxes[3]
Litigation and litigation-related charge(s)/reserve(s)	–	–	(24)	–	–	(19)
U.S. Retail Bank net income – adjusted[2]	663	611	558	512	459	450
Equity in net income of an investment in TD Ameritrade	125	108	92	97	78	74
Net income – adjusted	788	719	650	609	537	524
Net income – reported	$788	$719	$674	$609	$537	$543

Selected volumes and ratios
Return on common equity – reported	9.5%	8.7%	8.6%	9.5%	8.7%	8.6%
Return on common equity – adjusted	9.5	8.7	8.3	9.5	8.7	8.3
Margin on average earning assets[4]	3.14	3.11	3.05	3.14	3.11	3.05
Efficiency ratio – reported	58.5	61.8	58.9	58.5	61.8	58.9
Efficiency ratio – adjusted	58.5	61.8	60.8	58.5	61.8	60.8
Assets under administration (billions of dollars)	$16	$15	$15	$13	$12	$11
Assets under management (billions of dollars)	93	90	97	71	72	74
Number of U.S. retail stores	1,267	1,265	1,305	1,267	1,265	1,305
Average number of full-time equivalent staff	25,998	25,599	25,546	25,998	25,599	25,546
					For the nine months ended
			Canadian dollars			U.S. dollars
			July 31	July 31	July 31	July 31
			2016	2015	2016	2015
Net interest income			$5,261	$4,473	$3,950	$3,665
Non-interest income			1,774	1,606	1,332	1,316
Total revenue			7,035	6,079	5,282	4,981
Provision for credit losses			551	361	413	297
Non-interest expenses – reported			4,194	3,746	3,147	3,069
Non-interest expenses – adjusted			4,194	3,733	3,147	3,057
U.S. Retail Bank net income – reported[2]			1,916	1,626	1,441	1,333
Adjustments for items of note, net of income taxes[3]
Litigation and litigation-related charge(s)/reserve(s)			–	8	–	7
U.S. Retail Bank net income – adjusted[2]			1,916	1,634	1,441	1,340
Equity in net income of an investment in TD Ameritrade			342	267	257	222
Net income – adjusted			2,258	1,901	1,698	1,562
Net income – reported			$2,258	$1,893	$1,698	$1,555

Selected volumes and ratios
Return on common equity – reported			9.0%	8.3%	9.0%	8.3%
Return on common equity – adjusted			9.0	8.4	9.0	8.4
Margin on average earning assets[4]			3.12	3.13	3.12	3.13
Efficiency ratio – reported			59.6	61.6	59.6	61.6
Efficiency ratio – adjusted			59.6	61.4	59.6	61.4
Assets under administration (billions of dollars)			$16	$15	$13	$11
Assets under management (billions of dollars)			93	97	71	74
Number of U.S. retail stores			1,267	1,305	1,267	1,305
Average number of full-time equivalent staff			25,608	25,781	25,608	25,781
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation, which includes only the Bank’s agreed portion of revenue, PCL, and expenses for the U.S. strategic cards portfolio and was adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	Before the equity in net income of the Bank's investment in TD Ameritrade.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
4	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q3 2016 vs. Q3 2015

U.S. Retail net income for the quarter was $788 million (US$609 million), which included net income of $663 million (US$512 million) from the U.S. Retail Bank and $125 million (US$97 million) from the Bank's investment in TD Ameritrade. U.S. Retail reported earnings increased US$66 million, or 12%, compared with the third quarter last year, while adjusted earnings were up US$85 million, or 16%. In addition to U.S. dollar earnings growth, U.S. Retail Canadian dollar earnings benefited from the strength of the U.S. dollar with reported earnings up $114 million, or 17%, and adjusted earnings up $138 million, or 21%. The reported and adjusted annualized ROE for the quarter was 9.5%, compared with 8.6% and 8.3%, respectively, in the third quarter last year.

U.S. Retail Bank reported net income for the quarter increased US$43 million, or 9%, compared with the third quarter last year, due to higher loan and deposit volumes, positive operating leverage, and good credit quality, partially offset by recovery of litigation losses in the same period last year. U.S. Retail Bank adjusted net income increased US$62 million, or 14%. The contribution from TD Ameritrade of US$97 million was up US$23 million, or 31%, reflecting asset growth, higher trading volumes and a favourable tax liability adjustment, partially offset by higher operating expenses.

U.S. Retail Bank revenue is derived from retail and commercial banking operations, wealth management services, and investments. Revenue for the quarter was US$1,810 million, an increase of US$123 million, or 7%, compared with the third quarter last year. Net interest income increased US$130 million, or 11%, reflecting loan and deposit growth, higher margins, and the benefit of an acquisition in the strategic cards portfolio. Margin on average earning assets was 3.14%, a 9 bps increase, due to the December 2015 Fed rate increase (the "Rate Increase"), positive hedging impact, and favourable balance sheet mix, partially offset by lower loan margins. Non-interest income decreased US$7 million, or 2%, reflecting fee income growth in personal banking and wealth management, and the benefit of an acquisition in the strategic cards portfolio, offset by unfavourable hedging impact and lower overdraft fees attributable to a change in time order posting of customer transactions.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with the third quarter last year due to growth in business and personal loans of 17% and 4%, respectively. Average deposit volumes increased US$19 billion, or 9%, reflecting 7% growth in business deposit volumes, 9% growth in personal deposit volumes and 11% increase in sweep deposit volume from TD Ameritrade.

AUA were US$13 billion as at July 31, 2016, an increase of 11%, compared with the third quarter last year, primarily due to increases in private banking balances. AUM were US$71 billion as at July 31, 2016, a decrease of 4%, primarily due to declines in international equity markets.

PCL for the quarter was US$130 million, an increase of US$8 million, or 7%, compared with the third quarter last year. Personal banking PCL was US$80 million, an increase of US$4 million, or 4%, primarily related to auto lending and credit card loans. Business banking PCL was US$49 million, a US$4 million increase, or 9%, primarily due to portfolio growth. PCL associated with debt securities classified as loans was US$1 million, flat compared with the third quarter last year. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, an increase of US$101 million, or 7%. The increase was related to certain legacy performing home equity loans that were classified as impaired due to concerns about the borrowers' ability to continue to pay under modified terms. As the borrowers demonstrate an ability to perform under the modified terms, the loans are returned to performing status. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.1% as at July 31, 2016. Net impaired debt securities classified as loans were US$672 million, a decrease of US$140 million, or 17%.

Non-interest expenses for the quarter were US$1,058 million. Reported non-interest expenses increased US$64 million, or 6%, compared with the third quarter last year, reflecting higher employee costs, business initiatives, and recovery of litigation losses in the same period last year, partially offset by productivity savings. Adjusted non-interest expenses increased US$34 million, or 3%.

The reported and adjusted efficiency ratios for the quarter were 58.5%, compared with 58.9% and 60.8%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2016 vs. Q2 2016

U.S. Retail earnings increased US$72 million, or 13%, compared with the prior quarter. U.S. Retail Canadian dollar earnings were up $69 million, or 10%. The annualized ROE for the quarter was 9.5%, compared to 8.7% in the prior quarter.

U.S. Retail Bank net income for the quarter increased US$53 million, or 12%, compared with the prior quarter, due to higher loan volumes, fee income growth, and two additional days in the quarter. The contribution from TD Ameritrade increased US$19 million, or 24%, primarily due to higher asset-based revenue, a favourable tax liability adjustment and lower operating expenses, partially offset by decreased transaction-based revenue.

Revenue for the quarter increased US$85 million, or 5%, compared with the prior quarter. Net interest income increased US$46 million, or 4%, reflecting higher loan volumes and two additional days in the quarter. Margin on average earning assets was 3.14%, a 3 bps increase, due to positive hedging impact and higher deposit margins. Non-interest income increased US$39 million, or 9%, primarily reflecting organic and seasonal growth in personal banking fee revenue.

Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter, due to growth in the commercial and auto lending portfolios. Average deposit volumes were flat compared with the prior quarter.

AUA and AUM were US$13 billion and US$71 billion, respectively, as at July 31, 2016, both relatively flat compared with the prior quarter.

PCL for the quarter increased US$7 million, or 6%, compared with the prior quarter. Personal banking PCL was US$80 million, down US$6 million, reflecting the favourable housing environment. Business banking PCL was US$49 million, an increase of US$13 million, primarily due to portfolio growth. PCL associated with debt securities classified as loans was US$1 million, flat compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.5 billion, a decrease of US$155 million, or 10%. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay under modified terms. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans decreased 14 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$59 million, or 8%.

Non-interest expenses for the quarter were relatively flat compared with the prior quarter.

The efficiency ratio for the quarter was 58.5%, compared with 61.8% in the prior quarter.

Year-to-date comparison – Q3 2016 vs. Q3 2015

U.S. Retail net income for the nine months ended July 31, 2016, was $2,258 million (US$1,698 million), which included net income of $1,916 million (US$1,441 million) from the U.S. Retail Bank and $342 million (US$257 million) from the Bank’s investment in TD Ameritrade. U.S. Retail reported earnings increased US$143 million, or 9%, compared with the same period last year, while adjusted earnings were up US$136 million, or 9%. In addition to U.S. dollar earnings growth, Canadian dollar earnings benefited from the strength of the U.S. dollar, with reported earnings up $365 million, or 19%, and adjusted earnings up $357 million, or 19%. The reported and adjusted annualized ROE for the nine months ended July 31, 2016, was 9.0%, compared with 8.3% and 8.4%, respectively.

U.S. Retail Bank net income on a reported basis increased US$108 million, or 8%, compared with the same period last year, due to higher loan and deposit volumes, positive operating leverage, and contribution from an acquisition in the strategic cards portfolio, partially offset by higher PCL. U.S. Retail Bank adjusted net income increased US$101 million, or 8%. The contribution from TD Ameritrade of US$257 million increased US$35 million, or 16%, primarily due to increased asset-based revenue and a favourable tax liability adjustment, partially offset by higher operating expenses.

Revenue was US$5,282 million, an increase of US$301 million, or 6%, compared with the same period last year. Net interest income increased US$285 million, or 8%, reflecting loan and deposit volume growth, and the benefit of an acquisition in the strategic cards portfolio, partially offset by lower margins. Margin on average earning assets was 3.12%, a 1 basis point decrease, due to lower loan margins as a result of the competitive environment, partially offset by the Rate Increase and positive hedging impact. Non-interest income increased US$16 million, or 1%, primarily reflecting customer account growth, higher transaction volumes, and the benefit of an acquisition in the strategic cards portfolio, offset by unfavourable hedging impact.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 14

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with the same period last year due to growth in business loans and personal loans of 18% and 4%, respectively. Average deposit volumes increased US$18 billion, or 9%, reflecting 8% growth in business deposits, 8% growth in personal deposits, and 11% growth in sweep deposit volume from TD Ameritrade.

PCL was US$413 million, an increase of US$116 million, or 39%, compared with the same period last year. Personal banking PCL was US$285 million, an increase of US$39 million, or 16%, primarily due to higher provision for auto loans and credit cards, partially offset by improvements on residential mortgages. Business banking PCL was US$125 million, an increase of US$67 million, primarily due to commercial loan volume growth and an allowance increase reflecting the current business economic environment. PCL associated with debt securities classified as loans was US$3 million, an increase of US$10 million. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.39%, an increase of 6 bps.

Non-interest expenses for the nine months ended July 31, 2016, were US$3,147 million. Reported non-interest expenses for the period increased US$78 million, or 3%, compared with the same period last year, primarily due to business initiatives, employee costs, and volume growth, partially offset by productivity savings. Adjusted non-interest expenses increased US$90 million, or 3%.

The reported and adjusted efficiency ratio for the period was 59.6%, compared with 61.6% and 61.4%, respectively, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Net interest income (TEB)	$390	$440	$564	$1,289	$1,745
Non-interest income	469	326	201	1,000	515
Total revenue	859	766	765	2,289	2,260
Provision for credit losses	11	50	2	73	4
Non-interest expenses	437	441	431	1,307	1,311
Net income	$302	$219	$239	$682	$677

Selected volumes and ratios
Trading-related revenue	$447	$429	$425	$1,256	$1,229
Gross drawn (billions of dollars)[1]	21	19	16	21	16
Return on common equity	20.4%	14.8%	17.2%	15.2%	15.9%
Efficiency ratio	50.9	57.6	56.3	57.1	58.0
Average number of full-time equivalent staff	3,808	3,649	3,736	3,724	3,751
1	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q3 2016 vs. Q3 2015

Wholesale Banking net income for the quarter was $302 million, an increase of $63 million, or 26%, compared with the third quarter last year reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 20.4%, compared with 17.2% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $859 million, an increase of $94 million, or 12%, compared with the third quarter last year reflecting higher origination activity from debt and equity capital markets, higher corporate lending fees and higher trading-related revenue.

PCL increased $9 million compared with the third quarter last year reflecting specific provisions in the oil and gas sector.

Non-interest expenses were $437 million, an increase of $6 million, or 1%, compared with the third quarter last year, reflecting higher variable compensation and the unfavourable impact of foreign exchange translation, partially offset by lower operating expenses.

Quarterly comparison – Q3 2016 vs. Q2 2016

Wholesale Banking net income for the quarter increased $83 million, or 38%, compared with the prior quarter reflecting higher revenue, lower PCL and lower non-interest expenses, partially offset by a higher effective tax rate. The annualized ROE for the quarter was 20.4%, compared with 14.8% in the prior quarter.

Revenue for the quarter increased $93 million, or 12%, compared with the prior quarter reflecting higher origination activity from debt and equity capital markets, higher corporate lending fees and higher trading-related revenue.

PCL for the quarter was $11 million, a decrease of $39 million, reflecting lower specific provisions in the oil and gas sector.

Non-interest expenses for the quarter decreased $4 million, or 1%, compared with the prior quarter.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Wholesale Banking net income for the nine months ended July 31, 2016, was $682 million, an increase of $5 million, compared with the same period last year reflecting higher revenue, lower non-interest expenses and a lower effective tax rate, partially offset by higher PCL. The annualized ROE was 15.2%, compared with 15.9% in the same period last year.

Revenue was $2,289 million, an increase of $29 million, or 1%, compared with the same period last year.

PCL was $73 million, an increase of $69 million compared with the same period last year, reflecting specific provisions in the oil and gas sector.

Non-interest expenses were $1,307 million, a decrease of $4 million, compared with the same period last year.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 15

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Net income (loss) – reported	$(241)	$(350)	$(204)	$(793)	$(827)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	58	63	62	186	190
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio	–	51	(19)	10	(34)
Impairment of goodwill, non-financial assets, and other charges	–	116	–	116	–
Restructuring charges	–	–	–	–	228
Net income (loss) – adjusted	$(183)	$(120)	$(161)	$(481)	$(443)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(222)	$(196)	$(193)	$(621)	$(542)
Other	10	48	4	54	16
Non-controlling interests	29	28	28	86	83
Net income (loss) – adjusted	$(183)	$(120)	$(161)	$(481)	$(443)
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2016 vs. Q3 2015

Corporate segment's reported net loss for the quarter was $241 million, compared with a reported net loss of $204 million in the third quarter last year. Reported net loss included gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the third quarter last year. Adjusted net loss was $183 million, compared with an adjusted net loss of $161 million in the third quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses, partially offset by higher contribution from Other Items. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects. Other items included higher revenue from treasury and balance sheet management activities and higher provisions for incurred but not identified credit losses due to credit deterioration in exposures within the oil and gas industry, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios.

Quarterly comparison – Q3 2016 vs. Q2 2016

Corporate segment's reported net loss for the quarter was $241 million, compared with a reported net loss of $350 million in the prior quarter. Reported net loss in the second quarter included impairment of goodwill, non-financial assets, and other charges, and losses related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio. Adjusted net loss was $183 million, compared with an adjusted net loss of $120 million in the prior quarter. Adjusted net loss increased primarily due to higher net corporate expenses and lower contribution from Other Items. Lower contribution from Other Items included higher tax provisions this quarter and lower revenue from treasury and balance sheet management activities, partially offset by lower provisions for incurred but not identified credit losses.

Year-to-date comparison – Q3 2016 vs. Q3 2015

Corporate segment’s reported net loss for the nine months ended July 31, 2016, was $793 million, compared with a reported net loss of $827 million in the same period last year. Reported net loss included impairment of goodwill, non-financial assets, and other charges, and losses related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the current period, and restructuring charges, partially offset by gains related to the fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the same period last year. Adjusted net loss for the nine months ended July 31, 2016, was $481 million, compared with an adjusted net loss of $443 million in the same period last year. The increase in adjusted net loss was due to higher net corporate expenses, partially offset by higher contribution from Other Items. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects. Higher contribution from Other Items was primarily due to higher revenue from treasury and balance sheet management activities and lower tax provisions in the current period, partially offset by higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 16

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)				For the three months ended
			2016				2015	2014
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$4,924	$4,880	$5,047	$4,887	$4,697	$4,580	$4,560	$4,457
Non-interest income	3,777	3,379	3,563	3,160	3,309	3,179	3,054	2,995
Total revenue	8,701	8,259	8,610	8,047	8,006	7,759	7,614	7,452
Provision for credit losses	556	584	642	509	437	375	362	371
Insurance claims and related expenses	692	530	655	637	600	564	699	720
Non-interest expenses	4,640	4,736	4,653	4,911	4,292	4,705	4,165	4,331
Provision for (recovery of) income taxes	576	466	546	259	502	344	418	370
Equity in net income of an investment in
TD Ameritrade	121	109	109	108	91	88	90	86
Net income – reported	2,358	2,052	2,223	1,839	2,266	1,859	2,060	1,746
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	58	63	65	65	62	65	63	62
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	51	(41)	(21)	(19)	(15)	–	–
Impairment of goodwill, non-financial assets,
and other charges	–	116	–	–	–	–	–	–
Restructuring charges	–	–	–	243	–	228	–	–
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	–	–	51	–	–	–	–
Litigation and litigation-related charge(s)/reserve(s)	–	–	–	–	(24)	32	–	–
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	–	–	–	–	–	–	–	54
Total adjustments for items of note	58	230	24	338	19	310	63	116
Net income – adjusted	2,416	2,282	2,247	2,177	2,285	2,169	2,123	1,862
Preferred dividends	36	37	25	26	25	24	24	32
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,380	2,245	2,222	2,151	2,260	2,145	2,099	1,830
Attributable to:
Common shareholders – adjusted	2,351	2,217	2,193	2,122	2,232	2,117	2,072	1,803
Non-controlling interests – adjusted	29	28	29	29	28	28	27	27

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.24	$1.07	$1.17	$0.96	$1.20	$0.98	$1.09	$0.92
Adjusted	1.27	1.20	1.18	1.15	1.21	1.15	1.12	0.98
Diluted earnings per share
Reported	1.24	1.07	1.17	0.96	1.19	0.97	1.09	0.91
Adjusted	1.27	1.20	1.18	1.14	1.20	1.14	1.12	0.98
Return on common equity – reported	14.1%	12.5%	13.3%	11.4%	14.9%	12.8%	14.6%	13.1%
Return on common equity – adjusted	14.5	14.0	13.5	13.5	15.0	15.0	15.1	14.0
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

TABLE 16: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)		As at
	July 31, 2016	October 31, 2015
Assets
Loans, net of allowance for loan losses	$571,637	$544,341
Interest-bearing deposits with banks	54,605	42,483
Available-for-sale securities	99,674	88,782
Derivatives	77,858	69,438
Trading loans, securities, and other	102,934	95,157
Liabilities
Deposits	757,912	695,576
Derivatives	69,720	57,218
Obligations related to securities sold short	44,564	38,803
Obligations related to securities sold under repurchase agreements	58,762	67,156

Total assets were $1,182 billion as at July 31, 2016, an increase of $78 billion, or 7%, from October 31, 2015. The increase was primarily due to an increase in loans, net of allowance for loan losses of $27 billion, interest-bearing deposits with banks of $12 billion, AFS securities of $11 billion, derivatives of $8 billion, and trading loans, securities, and other of $8 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was relatively flat.

Loans, net of allowance for loan losses increased $27 billion primarily due to an increase in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. The increase in the Canadian Retail was primarily due to growth in business and government loans, residential mortgages, and personal loans. The increase in U.S. Retail and Wholesale was primarily due to growth in business and government loans.

Interest-bearing deposits with banks increased $12 billion primarily due to higher volumes.

Available-for-sale securities increased $11 billion primarily due to new investments, net of maturities and sales.

Derivatives increased $8 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Trading loans, securities, and other increased $8 billion primarily in Wholesale Banking.

Total liabilities were $1,111 billion as at July 31, 2016, an increase of $74 billion, or 7%, from October 31, 2015. The increase was primarily due to an increase in deposits of $62 billion, derivatives of $13 billion, and obligations related to securities sold short of $6 billion, partially offset by a decrease in obligations related to securities sold under repurchase agreements of $8 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was relatively flat.

Deposits increased $62 billion largely driven by the Canadian Retail, U.S. Retail and Corporate segments. Canadian Retail reflected increases in business and government loans and personal non-term deposits. U.S. Retail deposits increased primarily due to personal non-term deposits. Corporate segment's deposits increased primarily due to senior debt and covered bond issuances.

Derivatives increased $13 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Obligations related to securities sold short increased $6 billion primarily due to an increase in trade volumes and foreign exchange.

Obligations related to securities sold under repurchase agreements decreased $8 billion due to a decrease in trading volumes.

Equity was $71 billion as at July 31, 2016, an increase of $4 billion, or 6%, from October 31, 2015. The increase was primarily due to growth in retained earnings, an increase in accumulated other comprehensive income reflecting gains on cash flow hedge, and a preferred share issuance.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2016 vs. Q3 2015

Gross impaired loans excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other ACI loans were $3,467 million as at July 31, 2016, an increase of $390 million, or 13%, compared with the third quarter last year, primarily due to new credit impaired formations in both the U.S. home equity line of credit portfolio and wholesale oil and gas sector, and the impact of foreign exchange. U.S. Retail gross impaired loans increased $200 million, or 10%, compared with the third quarter last year, primarily due to U.S. home equity line of credit new impaired loan formations and the impact of foreign exchange. Canadian Retail gross impaired loans increased $15 million, or 2%, compared with the third quarter last year. Net impaired loans were $2,786 million as at July 31, 2016, an increase of $254 million, or 10%, compared with the third quarter last year, primarily due to new credit impaired formations in both the U.S. home equity line of credit portfolio and wholesale oil and gas sector, and the impact of foreign exchange.

The allowance for credit losses of $4,230 million as at July 31, 2016, was composed of a counterparty-specific allowance of $418 million, a collectively assessed allowance for individually insignificant impaired loans of $532 million, and an allowance for incurred but not identified credit losses of $3,280 million.

The counterparty-specific allowance increased $23 million, or 6%, compared with the third quarter last year primarily due to an increase in the oil and gas portfolio and the impact of foreign exchange offset by a decrease in the debt securities classified as loans portfolio. The collectively assessed allowance for individually insignificant impaired loans increased $51 million, or 11%, compared with the third quarter last year primarily due to the impact of foreign exchange, the U.S. strategic cards portfolio and the Canadian indirect auto portfolio. The allowance for incurred but not identified credit losses increased $525 million, or 19%, compared with the third quarter last year primarily due to volume growth, credit deterioration in exposures impacted by low oil and gas prices and the impact of foreign exchange.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 18

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the third quarter of 2016, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q3 2016 vs. Q2 2016

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans decreased $100 million, or 3%, compared with the prior quarter primarily due to the U.S. home equity line of credit and U.S. commercial portfolios, offset by the negative impact of foreign exchange and new formations in the wholesale oil and gas sector. Impaired loans net of allowance decreased $122 million, or 4%, compared with the prior quarter, primarily due to the U.S. home equity line of credit and U.S. commercial portfolios, offset by the negative impact of foreign exchange and new formations in the wholesale oil and gas sector.

The counterparty-specific allowance increased $13 million, or 3%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans increased $8 million, or 2%, compared with the prior quarter. The allowance for incurred but not identified credit losses increased $200 million, or 6%, compared with the prior quarter primarily due to volume growth in the U.S. retail portfolio and credit deterioration in exposures within the oil and gas industry.

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2016	2016	2015	2016	2015
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,567	$3,799	$2,905	$3,244	$2,731
Classified as impaired during the period	1,224	1,453	1,206	4,394	3,498
Transferred to not impaired during the period	(463)	(414)	(329)	(1,247)	(909)
Net repayments	(379)	(391)	(334)	(1,169)	(880)
Disposals of loans	(3)	–	–	(3)	(8)
Amounts written off	(579)	(592)	(527)	(1,730)	(1,619)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	100	(288)	156	(22)	264
Impaired loans as at end of period	$3,467	$3,567	$3,077	$3,467	$3,077
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2016	2016	2015
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$418	$405	$395
Individually insignificant	532	524	481
Incurred but not identified credit losses	2,823	2,687	2,468
Total allowance for loan losses for on-balance sheet loans	3,773	3,616	3,344
Allowance for off-balance sheet positions
Incurred but not identified credit losses	457	393	287
Total allowance for off-balance sheet positions	457	393	287
Allowance for credit losses	$4,230	$4,009	$3,631
Impaired loans, net of allowance[1,2]	$2,786	$2,908	$2,532
Net impaired loans as a percentage of net loans[1,2]	0.48%	0.51%	0.47%
Provision for credit losses as a percentage of net average loans and acceptances	0.38	0.42	0.33
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

Oil and Gas Exposure

From the beginning of fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$42 as at July 31, 2016. Within the non-retail credit portfolio, TD had $4.1 billion of drawn exposure to oil and gas producers and services as at July 31, 2016, representing less than 1% of the Bank’s total gross loans and acceptances outstanding. Of the $4.1 billion drawn exposure, $1.4 billion is to investment grade borrowers and $2.7 billion to non-investment grade borrowers based on the Bank's internal rating system. The portfolio of oil and gas exposure is broadly diversified and consistent with TD’s North American strategy. For certain producers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the retail credit portfolios, TD had $62.1 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at July 31, 2016, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank’s total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios in light of current market conditions. The Bank’s portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector. TD expects such losses to be manageable given the Bank's relatively small exposure to the oil and gas sector.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 19

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2016
Canada
Atlantic provinces	$4,003	2.1%	$1,860	1.0%	$527	0.8%	$1,022	1.6%	$4,530	1.8%	$2,882	1.1%
British Columbia[4]	17,684	9.4	16,098	8.6	2,769	4.3	8,916	13.9	20,453	8.1	25,014	9.9
Ontario[4]	49,767	26.5	40,121	21.2	9,365	14.7	24,150	37.7	59,132	23.6	64,271	25.5
Prairies[4]	27,370	14.6	12,574	6.7	4,211	6.6	8,110	12.7	31,581	12.5	20,684	8.2
Québec	11,879	6.3	6,690	3.6	1,641	2.6	3,241	5.1	13,520	5.4	9,931	3.9
Total Canada	110,703	58.9%	77,343	41.1%	18,513	29.0%	45,439	71.0%	129,216	51.4%	122,782	48.6%
United States	923		26,081		10		13,015		933		39,096
Total	$111,626		$103,424		$18,523		$58,454		$130,149		$161,878

								October 31, 2015
Canada
Atlantic provinces	$4,086	2.2%	$1,675	0.9%	$580	0.9%	$965	1.6%	$4,666	1.9%	$2,640	1.1%
British Columbia[4]	19,364	10.5	14,099	7.6	3,173	5.2	7,798	12.7	22,537	9.1	21,897	8.9
Ontario[4]	53,592	29.0	34,447	18.6	10,603	17.4	21,411	34.8	64,195	26.1	55,858	22.7
Prairies[4]	27,890	15.1	11,477	6.2	4,607	7.5	7,596	12.4	32,497	13.2	19,073	7.7
Québec	12,435	6.7	5,944	3.2	1,816	3.0	2,768	4.5	14,251	5.8	8,712	3.5
Total Canada	117,367	63.5%	67,642	36.5%	20,779	34.0%	40,538	66.0%	138,146	56.1%	108,180	43.9%
United States	951		26,413		10		13,439		961		39,852
Total	$118,318		$94,055		$20,789		$53,977		$139,107		$148,032
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 20: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						July 31, 2016
Canada	1.1%	4.3%	7.7%	14.4%	38.8%	31.7%	2.0%	–%	100%
United States	3.3	4.3	13.2	4.6	14.2	59.2	0.9	0.3	100
Total	1.4%	4.3%	8.4%	13.1%	35.7%	35.2%	1.8%	0.1%	100%

						October 31, 2015
Canada	1.2%	4.4%	7.9%	14.3%	37.5%	31.8%	2.9%	–%	100%
United States	2.6	2.9	16.1	4.1	12.3	61.2	0.6	0.2	100
Total	1.4%	4.3%	8.9%	13.0%	34.3%	35.4%	2.6%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 20

TABLE 21: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		July 31, 2016			October 31, 2015
Canada
Atlantic provinces	73%	69%	72%	73%	68%	72%
British Columbia[6]	67	61	64	68	63	66
Ontario[6]	69	65	67	68	64	67
Prairies[6]	73	69	71	73	68	71
Québec	72	72	72	72	70	72
Total Canada	69	65	67	70	65	68
United States	71	63	66	70	61	64
Total	69%	65%	67%	70%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at July 31, 2016, the Bank had approximately $2.6 billion (October 31, 2015 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 6.33% on an annual basis (October 31, 2015 – 3.43%). PCL primarily increased due to higher provisions for individually insignificant impaired loans, reflecting continued weakness in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 21

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 22: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											July 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	202	6	208	–	–	–	–	7	37	11	55	263
Ireland	–	–	–	–	18	–	855	873	–	–	–	–	873
Portugal	–	–	–	–	–	–	–	–	9	–	–	9	9
Spain	–	99	48	147	–	–	51	51	4	–	–	4	202
Total GIIPS	–	301	54	355	18	–	906	924	20	37	11	68	1,347
Rest of Europe
Belgium	957	–	16	973	375	26	10	411	34	–	–	34	1,418
Finland	7	235	13	255	–	20	82	102	–	1,209	–	1,209	1,566
France	432	–	508	940	120	884	1,345	2,349	43	6,793	435	7,271	10,560
Germany	975	599	45	1,619	503	862	779	2,144	75	10,135	30	10,240	14,003
Netherlands	585	369	473	1,427	597	288	273	1,158	30	4,164	533	4,727	7,312
Sweden	–	46	222	268	–	211	69	280	5	686	571	1,262	1,810
Switzerland	1,160	262	136	1,558	69	–	810	879	19	–	204	223	2,660
United Kingdom	1,738	3,036	51	4,825	854	306	4,104	5,264	134	1,575	3,475	5,184	15,273
Other[6]	81	4	7	92	55	305	297	657	3	1,126	456	1,585	2,334
Total Rest of Europe	5,935	4,551	1,471	11,957	2,573	2,902	7,769	13,244	343	25,688	5,704	31,735	56,936
Total Europe	$5,935	$4,852	$1,525	$12,312	$2,591	$2,902	$8,675	$14,168	$363	$25,725	$5,715	$31,803	$58,283

Country											October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	203	4	207	–	–	3	3	1	25	2	28	238
Ireland	–	–	–	–	–	–	375	375	–	–	–	–	375
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	63	47	110	–	–	37	37	7	–	–	7	154
Total GIIPS	–	266	51	317	–	–	415	415	8	25	2	35	767
Rest of Europe
Belgium	4,794	–	40	4,834	98	32	1	131	6	–	–	6	4,971
Finland	7	65	13	85	–	23	64	87	–	952	–	952	1,124
France	469	–	205	674	97	617	1,178	1,892	29	3,339	176	3,544	6,110
Germany	1,451	1,094	100	2,645	507	754	738	1,999	88	9,442	127	9,657	14,301
Netherlands	457	295	517	1,269	641	330	223	1,194	14	4,189	464	4,667	7,130
Sweden	–	30	167	197	–	27	62	89	28	458	441	927	1,213
Switzerland	1,103	181	216	1,500	22	–	707	729	11	–	211	222	2,451
United Kingdom	2,161	2,434	128	4,723	750	764	3,982	5,496	114	548	4,002	4,664	14,883
Other[6]	118	15	8	141	63	113	356	532	9	1,235	137	1,381	2,054
Total Rest of Europe	10,560	4,114	1,394	16,068	2,178	2,660	7,311	12,149	299	20,163	5,558	26,020	54,237
Total Europe	$10,560	$4,380	$1,445	$16,385	$2,178	$2,660	$7,726	$12,564	$307	$20,188	$5,560	$26,055	$55,004
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2016, or October 31, 2015.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $9.3 billion for GIIPS (October 31, 2015 – $5.6 billion) and $33.9 billion for the rest of Europe (October 31, 2015 – $41.9 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.7 billion (October 31, 2015 – $1.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at July 31, 2016, and October 31, 2015.
5	The reported exposures do not include $0.4 billion of protection the Bank purchased through credit default swaps (October 31, 2015 – $0.4 billion).
6	Other European exposure is distributed across 10 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at July 31, 2016, and October 31, 2015.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 22

TABLE 23: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
Country	July 31, 2016			October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	204	4	208	204	3	207
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	99	48	147	63	47	110
Total GIIPS	303	52	355	267	50	317
Rest of Europe
Belgium	–	973	973	–	4,834	4,834
Finland	62	193	255	61	24	85
France	400	540	940	179	495	674
Germany	695	924	1,619	1,730	915	2,645
Netherlands	872	555	1,427	744	525	1,269
Sweden	264	4	268	193	4	197
Switzerland	703	855	1,558	662	838	1,500
United Kingdom	3,116	1,709	4,825	2,581	2,142	4,723
Other[3]	87	5	92	135	6	141
Total Rest of Europe	6,199	5,758	11,957	6,285	9,783	16,068
Total Europe	$6,502	$5,810	$12,312	$6,552	$9,833	$16,385
1	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 10 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at July 31, 2016, and October 31, 2015.

Of the Bank's European exposure, approximately 98% (October 31, 2015 – 99%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $8.7 billion (October 31, 2015 – $8.8 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $0.6 billion (October 31, 2015 – $1.6 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 24: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					July 31, 2016
FDIC-assisted acquisitions	$525	$497	$2	$37	$458	87.2%
South Financial	561	525	3	24	498	88.8
Other[2]	3	–	–	–	–	–
Total ACI loan portfolio	$1,089	$1,022	$5	$61	$956	87.8%

					October 31, 2015
FDIC-assisted acquisitions	$636	$601	$1	$45	$555	87.3%
South Financial	853	813	5	32	776	91.0
Other[2]	40	–	–	–	–	–
Total ACI loan portfolio	$1,529	$1,414	$6	$77	$1,331	87.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

During the three and nine months ended July 31, 2016, the Bank recorded a recovery of $8 million and $24 million, respectively, in PCL on ACI loans (three and nine months ended July 31, 2015 – $7 million and $24 million, respectively). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 23

TABLE 25: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	July 31, 2016		October 31, 2015
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$950	87.2%	$1,314	85.9%
30-89 days past due	29	2.7	42	2.8
90 or more days past due	110	10.1	173	11.3
Total ACI loans	1,089	100.0	1,529	100.0
Geographic region
Florida	727	66.8	933	61.0
South Carolina	266	24.4	443	29.0
North Carolina	91	8.3	110	7.2
Other U.S. and Canada	5	0.5	43	2.8
Total ACI loans	$1,089	100.0%	$1,529	100.0%

1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMO) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2015 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at July 31, 2016, was US$41 million (October 31, 2015 – US$43 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at July 31, 2016, and October 31, 2015. As at July 31, 2016, the balance of the remaining acquisition-related incurred loss was US$166 million (October 31, 2015 – US$158 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 26: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				July 31, 2016
Non-Agency CMOs	$1,217	$1,068	$196	$872	71.7%

				October 31, 2015
Non-Agency CMOs	$1,431	$1,268	$202	$1,066	74.5%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 27: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					July 31, 2016
2003	$22	$25	$22	$23	$44	$48
2004	52	58	16	18	68	76
2005	213	257	15	18	228	275
2006	166	196	78	88	244	284
2007	236	279	93	104	329	383
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$689	$815	$224	$251	$913	$1,066
Less: allowance for incurred but not identified credit losses					41
Total					$872

					October 31, 2015
2003	$36	$41	$41	$44	$77	$85
2004	62	69	19	21	81	90
2005	256	297	18	20	274	317
2006	201	220	90	101	291	321
2007	274	314	112	120	386	434
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$829	$941	$280	$306	$1,109	$1,247
Less: allowance for incurred but not identified credit losses					43
Total					$1,066
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs. Basel III also implemented, in 2015, a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The key components in the calculation of the leverage ratio include, but are not limited to, Tier 1 Capital, on balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the 2015 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2016, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively, unchanged from fiscal 2015. This scalar increases to 72% in 2017, 80% in 2018, and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

The following table provides details of TD's regulatory capital position.

TABLE 28: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2016	2015	2015
Capital
Common Equity Tier 1 Capital	$40,363	$37,958	$37,161
Tier 1 Capital	46,427	43,416	42,648
Total Capital	56,737	53,600	51,738
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1,2]	328,851	328,587	317,529
Market risk	12,456	12,655	11,659
Operational risk[3]	46,936	41,118	40,307
Total	$388,243	$382,360	$369,495
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.4%	9.9%	10.1%
Tier 1 Capital ratio[1]	11.9	11.3	11.5
Total Capital ratio[1]	14.6	14.0	13.9
Leverage ratio	3.8	3.7	3.7
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2015 and 2016, the scalars are 64%, 71%, and 77%, respectively.
2	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of retail portfolio credit RWAs in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach.
3	Effective the third quarter of 2016, OSFI approved the Bank to use Advanced Measurement Approach (AMA).

As at July 31, 2016, the Bank's CET1, Tier 1, and Total Capital ratios were 10.4%, 11.9%, and 14.6%, respectively. Compared with the Bank's CET1 Capital ratio of 9.9% at October 31, 2015, the CET1 Capital ratio, as at July 31, 2016, increased due to organic capital growth offset by a combination of common shares repurchased, actuarial losses on employee benefit plans, primarily due to a decline in long term interest rates, and RWA growth in the Canadian and U.S. Retail segments.

As at July 31, 2016, the Bank's leverage ratio was 3.8%. Compared with the Bank's leverage ratio of 3.7% at October 31, 2015, the leverage ratio, as at July 31, 2016, increased mainly from capital generation, partially offset by business growth in all segments.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Changes in Basel" section of the 2015 Annual Report, are noted below.

In December 2015, BCBS released the second consultative document on revisions to the standardized approach for credit risk. Similar to the first consultative document published in December 2014, the scope covers most asset classes, including Bank and Corporate, Residential and Commercial real estate, and off-balance sheet exposures.

In January 2016, OSFI issued for comment a draft guideline on Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements issued by the BCBS in January 2015, which require disclosure of standard templates to provide comparability and consistency of capital and risk disclosures amongst banks. The final version of the guideline will replace OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. The implementation date for these requirements is expected to be no later than the fourth quarter of fiscal 2018.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 25

In March 2016, BCBS issued a consultative document "Reducing variation in credit risk-weighted assets - constraints on the use of internal model approaches". The key aspects of the proposal include removing the option to use the Internal Ratings Based (IRB) approaches for certain exposure categories, such as loans to financial institutions and large corporations, and providing greater specification of parameter estimation practices, including model-parameter floors.

In March 2016, BCBS also released the consultative paper on a new Standardized Measurement Approach (SMA) to replace the AMA to measure operational risk.

In April 2016, BCBS issued a consultative document on revisions to the Basel III Leverage Ratio Framework and reaffirmed the 3% minimum leverage ratio requirement, but is considering higher requirements for global systemically important banks (G-SIBs), which would not currently be applicable to TD. Proposed revisions to the design and calibration of the framework include changes to the measurement of derivative exposures, equalization of trade date and settlement date accounting methodologies, treatment of provisions, and alignment of the credit conversion factors for off-balance sheet items with those proposed in the revised standardized approach for credit risk.

In April 2016, OSFI released for public consultation proposed updates to the regulatory capital requirements for loans secured by residential real estate. The update introduces a risk-sensitive floor for capital models that will be tied to the behaviour of property prices, both in terms of recent housing price trends and the behaviour of housing prices relative to household incomes, thereby increasing risk weights for certain loans secured by residential real estate. The new rule will come into effect for fiscal 2017 and will apply prospectively to newly issued loans.

In July 2016, BCBS published an updated standard on the revised securitization framework to incorporate the final standard for the capital treatment for "simple, transparent, and comparable" (STC) securitizations. Securitization exposures that meet the STC criteria qualify for reduced minimum capital requirements. The updated framework will be effective January 2018.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the quarter ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

TABLE 29: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	July 31, 2016	October 31, 2015
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,855.5	1,856.2
Treasury shares – common	(0.7)	(1.1)
Total common shares	1,854.8	1,855.1
Stock options
Vested	6.1	7.0
Non-vested	10.0	11.4
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12[2]	28.0	–
Total preferred shares – equity	136.0	108.0
Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	135.8	107.9
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008		1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1		550.0
TD Capital Trust IV Notes – Series 2		450.0
TD Capital Trust IV Notes – Series 3		750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 14 of the Interim Consolidated Financial Statements.
2	On January 14, 2016, the Bank issued 28 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 12 ("Series 12 shares") for gross cash consideration of $700 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 12 shares, and assuming there are no declared and unpaid dividends on the Series 12 shares or Series 13 shares, as applicable, would be 140 million.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 26

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)			For the three months ended
	July 31, 2016		April 30, 2016
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$310.7	$16.8	$326.9	$18.7
Book size	4.6	(1.2)	4.8	(0.3)
Book quality	0.5	–	1.7	(0.3)
Model updates	(11.8)	–	0.2	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	8.2	0.5	(23.1)	(1.3)
Other	0.6	–	0.2	–
Total RWA movement	2.1	(0.7)	(16.2)	(1.9)
Common Equity Tier 1 Capital RWA, balance at
end of period	$312.8	$16.1	$310.7	$16.8

Counterparty credit risk is comprised of over-the-counter (OTC) derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 64% for fiscal 2015 and 2016).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), and banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the third quarter of 2016, increased mainly due to growth in various retail portfolios and commercial loans in the U.S. Retail and Canadian Retail segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWAs in the U.S. Retail segment using the AIRB approach.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver

(billions of Canadian dollars)	For the three months ended
	July 31, 2016	April 30, 2016
RWA, balance at beginning of period	$12.9	$11.8
Movement in risk levels	(0.4)	1.1
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	(0.4)	1.1
RWA, balance at end of period	$12.5	$12.9

1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Reductions in interest rate risk contributed to the decrease in RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 32: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	July 31, 2016	April 30, 2016
RWA, balance at beginning of period	$43.2	$42.2
Revenue generation	0.1	1.0
Movement in risk levels	–	–
Model updates	–	–
Methodology and policy	3.6	–
Acquisitions and disposals	–	–
RWA, balance at end of period	$46.9	$43.2

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment and internal control factors, scenario analysis and movements in foreign exchange. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Effective the third quarter of 2016, OSFI approved the Bank to use the AMA to calculate operational risk weighted assets.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 27

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2015 MD&A. Additional information on risk factors can be found in the 2015 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2015 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2016.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 33: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1,2]
(millions of Canadian dollars)						As at
		July 31, 2016		October 31, 2015
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$1,245	$329,577	$330,822	$32,897	$276,526	$309,423
Qualifying revolving retail	–	88,115	88,115	–	63,169	63,169
Other retail	18,675	70,247	88,922	59,655	38,952	98,607
Total retail	19,920	487,939	507,859	92,552	378,647	471,199
Non-retail
Corporate	121,509	244,463	365,972	114,698	225,263	339,961
Sovereign	70,830	133,391	204,221	55,934	128,496	184,430
Bank	15,993	89,020	105,013	13,542	111,602	125,144
Total non-retail	208,332	466,874	675,206	184,174	465,361	649,535
Gross credit risk exposures	$228,252	$954,813	$1,183,065	$276,726	$844,008	$1,120,734
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
2	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWAs in the U.S. Retail segment using the AIRB approach.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 28

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 34: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		July 31, 2016			October 31, 2015
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$54,605	$419	$54,186	$42,483	$219	$42,264	Interest rate
Trading loans, securities, and other	102,934	95,190	7,744	95,157	89,372	5,785	Interest rate
							Equity, foreign exchange,
Derivatives	77,858	68,720	9,138	69,438	58,144	11,294	interest rate
Financial assets designated at fair value
through profit or loss	4,333	–	4,333	4,378	–	4,378	Interest rate
Available-for-sale securities	99,674	–	99,674	88,782	–	88,782	Foreign exchange, interest rate
Held-to-maturity securities	81,341	–	81,341	74,450	–	74,450	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	100,109	9,569	90,540	97,364	13,201	84,163	Interest rate
Loans	575,410	–	575,410	547,775	–	547,775	Interest rate
Customers' liability under acceptances	15,756	–	15,756	16,646	–	16,646	Interest rate
Investment in TD Ameritrade	6,859	–	6,859	6,683	–	6,683	Equity
Other assets[1]	1,883	–	1,883	1,545	–	1,545	Interest rate
Assets not exposed to market risk	61,674	–	–	59,672	–	–
Total Assets	1,182,436	173,898	946,864	1,104,373	160,936	883,765

Liabilities subject to market risk
Trading deposits	73,084	2,765	70,319	74,759	2,231	72,528	Interest rate
Derivatives	69,720	64,348	5,372	57,218	52,752	4,466	Foreign exchange, interest rate
Securitization liabilities at fair value	12,145	12,145	–	10,986	10,986	–	Interest rate
Other financial liabilities designated at fair
value through profit or loss	413	402	11	1,415	1,402	13	Interest rate
Deposits	757,912	–	757,912	695,576	–	695,576	Equity, interest rate
Acceptances	15,756	–	15,756	16,646	–	16,646	Interest rate
Obligations related to securities sold short	44,564	40,342	4,222	38,803	33,594	5,209	Interest rate
Obligations related to securities sold under
repurchase agreements	58,762	9,391	49,371	67,156	12,376	54,780	Interest rate
Securitization liabilities at amortized cost	19,313	–	19,313	22,743	–	22,743	Interest rate
Subordinated notes and debentures	8,941	–	8,941	8,637	–	8,637	Interest rate
Other liabilities[1]	15,497	–	15,497	11,866	–	11,866	Interest rate
Liabilities and Equity not exposed to
market risk	106,329	–	–	98,568	–	–
Total Liabilities and Equity	$1,182,436	$129,393	$946,714	$1,104,373	$113,341	$892,464
1	Relates to retirement benefits, insurance, and structured entity liabilities.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 29

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended July 31, 2016, there were 4 days of trading losses and trading-related revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2016, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 30

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 35: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the nine months ended
	July 31				April 30	July 31	July 31	July 31
				2016	2016	2015	2016	2015
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$8.7	$7.7	$11.3	$5.4	$10.2	$10.3	$10.4	$7.4
Credit spread risk	8.3	7.2	10.4	5.1	9.5	6.4	8.7	7.3
Equity risk	10.2	8.5	10.5	5.9	8.9	9.4	9.0	8.4
Foreign exchange risk	2.1	2.4	4.4	1.4	3.7	3.3	3.3	3.4
Commodity risk	2.7	2.9	4.2	1.9	1.8	1.6	2.2	1.5
Idiosyncratic debt specific risk	11.7	11.5	15.2	7.9	16.1	15.5	13.3	16.0
Diversification effect[1]	(26.1)	(23.8)	n/m2	n/m2	(26.3)	(25.3)	(25.6)	(23.7)
Total Value-at-Risk (one-day)	17.6	16.4	19.5	13.6	23.9	21.2	21.3	20.3
Stressed Value-at-Risk (one-day)	37.0	38.1	43.6	33.9	37.2	28.4	35.1	29.3
Incremental Risk Capital Charge
(one-year)	$193.7	$215.6	$287.2	$162.1	$209.3	$233.5	$212.2	$252.2
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR declined quarter-over-quarter and year-over-year due to a decrease in interest rate and debt specific risks reflecting a combination of decreased exposures and changes in market rates. The year-over-year average Stressed VaR increase was mostly driven by higher equity positions.

Average IRC was relatively unchanged.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph2 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

2	The footnotes included in Table 36 are also applicable to this graph.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 31

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2016, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $291 million (April 30, 2016 – $64 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian and U.S. rates by 75 bps and 50 bps respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $101 million (April 30, 2016 – $207 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 36: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1,2]
(millions of Canadian dollars)					As at
	July 31, 2016		April 30, 2016		July 31, 2015
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(14)	$(55)[3]	$124	$(155)[3]	$6	$(26)[3]
U.S. dollar	(277)	(47)[4]	(188)	(52)[4]	(59)	(22)[4]
	$(291)	$(101)	$(64)	$(207)	$(52)	$(48)
1	Effective the second quarter of 2016, unfunded pension and benefit liabilities are included in EVaR sensitivity.
2	Effective the third quarter of 2016, the Bank enhanced the methodology used to stabilize product margins over time.
3	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the quarter ended July 31, 2016, a 75 bps decline for the quarter ended April 30, 2016, and a 50 bps decline for the quarter ended July 31, 2015, corresponding to an interest rate environment that is floored at 0%.
4	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the quarter ended July 31, 2016, 50 bps decline for the quarter ended April 30, 2016, and a 25 bps decline for the quarter ended July 31, 2015. All rate shocks are floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines that took effect in January 2015.

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework and Policies annually.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the 2015 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2015 Annual Report.

Pursuant to the Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations, effective July 1, 2016, TD Group US Holding LLC (TDGUS), which is TD's U.S. Intermediate Holding Company (IHC), was expanded to encompass both the U.S. Retail and wholesale legal entities. Also effective July 1, 2016, TD established a Combined U.S. Operations (CUSO) unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

Liquid assets

The unencumbered liquid assets TD includes as available liquidity in the 90-day measurement period must be high quality securities that the Bank believes can be quickly monetized in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging.

Although TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 32

TABLE 37: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2016
Cash and due from banks	$3.3	$–	$3.3	1%	$0.2	$3.1
Canadian government obligations	13.5	36.6	50.1	11	22.9	27.2
National Housing Act Mortgage-Backed
Securities (NHA MBS)	35.7	0.3	36.0	8	3.1	32.9
Provincial government obligations	9.5	11.5	21.0	4	11.5	9.5
Corporate issuer obligations	7.9	4.0	11.9	3	1.7	10.2
Equities	16.1	5.5	21.6	5	8.6	13.0
Other marketable securities and/or loans	4.2	1.1	5.3	1	1.1	4.2
Total Canadian dollar-denominated	90.2	59.0	149.2	33	49.1	100.1
Cash and due from banks	48.0	–	48.0	10	1.1	46.9
U.S. government obligations	23.9	28.9	52.8	12	26.4	26.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33.1	6.4	39.5	9	15.7	23.8
Other sovereign obligations	50.5	27.6	78.1	17	13.9	64.2
Corporate issuer obligations	55.1	10.8	65.9	14	14.6	51.3
Equities	6.1	7.9	14.0	3	3.1	10.9
Other marketable securities and/or loans	7.4	0.8	8.2	2	–	8.2
Total non-Canadian dollar-denominated	224.1	82.4	306.5	67	74.8	231.7
Total	$314.3	$141.4	$455.7	100%	$123.9	$331.8

		October 31, 2015
Cash and due from banks	$2.9	$–	$2.9	1%	$0.2	$2.7
Canadian government obligations	17.6	29.0	46.6	11	19.6	27.0
NHA MBS	38.5	0.5	39.0	9	3.3	35.7
Provincial government obligations	9.3	6.8	16.1	4	7.0	9.1
Corporate issuer obligations	5.3	4.1	9.4	2	1.5	7.9
Equities	15.3	3.5	18.8	5	7.2	11.6
Other marketable securities and/or loans	3.5	1.2	4.7	1	0.7	4.0
Total Canadian dollar-denominated	92.4	45.1	137.5	33	39.5	98.0
Cash and due from banks	36.9	–	36.9	9	–	36.9
U.S. government obligations	13.0	28.7	41.7	10	29.1	12.6
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.3	5.8	37.1	9	14.4	22.7
Other sovereign obligations	43.0	35.5	78.5	19	21.8	56.7
Corporate issuer obligations	55.5	0.9	56.4	13	4.3	52.1
Equities	5.9	3.1	9.0	2	1.3	7.7
Other marketable securities and/or loans	6.6	14.2	20.8	5	12.4	8.4
Total non-Canadian dollar-denominated	192.2	88.2	280.4	67	83.3	197.1
Total	$284.6	$133.3	$417.9	100%	$122.8	$295.1
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

The increase of $36.7 billion in total unencumbered liquid assets from October 31, 2015, was mainly due to term wholesale funding activity. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 38: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)		As at
	July 31	October 31
	2016	2015
The Toronto-Dominion Bank (Parent)	$118.9	$91.4
Bank subsidiaries	194.0	176.1
Foreign branches	18.9	27.6
Total	$331.8	$295.1

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 33

TD's monthly average liquid assets for the quarter ended July 31, 2016, and April 30, 2016, are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2016
Cash and due from banks	$3.2	$–	$3.2	1%	$0.2	$3.0
Canadian government obligations	13.8	35.5	49.3	11	22.5	26.8
NHA MBS	35.1	0.3	35.4	8	3.0	32.4
Provincial government obligations	10.0	10.6	20.6	4	11.0	9.6
Corporate issuer obligations	7.8	4.3	12.1	3	1.6	10.5
Equities	15.9	5.2	21.1	5	9.1	12.0
Other marketable securities and/or loans	4.4	1.0	5.4	1	1.0	4.4
Total Canadian dollar-denominated	90.2	56.9	147.1	33	48.4	98.7
Cash and due from banks	45.5	–	45.5	10	1.1	44.4
U.S. government obligations	21.3	32.9	54.2	12	29.7	24.5
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.5	6.7	39.2	9	15.8	23.4
Other sovereign obligations	48.7	26.5	75.2	17	15.0	60.2
Corporate issuer obligations	54.9	11.6	66.5	15	14.0	52.5
Equities	4.5	6.7	11.2	2	2.8	8.4
Other marketable securities and/or loans	7.2	0.6	7.8	2	–	7.8
Total non-Canadian dollar-denominated	214.6	85.0	299.6	67	78.4	221.2
Total	$304.8	$141.9	$446.7	100%	$126.8	$319.9

		April 30, 2016
Cash and due from banks	$2.6	$–	$2.6	1%	$0.1	$2.5
Canadian government obligations	14.6	36.5	51.1	12	25.3	25.8
NHA MBS	35.9	0.4	36.3	8	3.0	33.3
Provincial government obligations	10.6	9.2	19.8	5	7.9	11.9
Corporate issuer obligations	7.8	4.3	12.1	3	1.5	10.6
Equities	15.3	4.3	19.6	5	8.1	11.5
Other marketable securities and/or loans	3.4	1.1	4.5	1	0.7	3.8
Total Canadian dollar-denominated	90.2	55.8	146.0	35	46.6	99.4
Cash and due from banks	41.1	–	41.1	9	0.1	41.0
U.S. government obligations	20.0	32.4	52.4	12	31.3	21.1
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	8.2	39.4	9	16.8	22.6
Other sovereign obligations	44.1	26.6	70.7	16	14.3	56.4
Corporate issuer obligations	56.3	12.9	69.2	16	15.4	53.8
Equities	3.9	3.2	7.1	1	1.2	5.9
Other marketable securities and/or loans	7.2	0.8	8.0	2	–	8.0
Total non-Canadian dollar-denominated	203.8	84.1	287.9	65	79.1	208.8
Total	$294.0	$139.9	$433.9	100%	$125.7	$308.2
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 40: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2016	2016
The Toronto-Dominion Bank (Parent)	$113.3	$99.3
Bank subsidiaries	190.0	189.3
Foreign branches	16.6	19.6
Total	$319.9	$308.2

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 34

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 41: ENCUMBERED AND UNENCUMBERED ASSETS
(billions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[2]	Other[3]	collateral[4]	Other[5]	assets	of total assets
					July 31, 2016
Cash and due from banks	$–	$–	$–	$3.6	$3.6	–%
Interest-bearing deposits with banks	5.1	1.6	45.3	2.6	54.6	0.6
Securities, trading loans, and other[6]	66.6	11.4	199.3	11.0	288.3	6.6
Derivatives	–	–	–	77.9	77.9	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	100.1	100.1	–
Loans, net of allowance for loan losses	22.6	57.4	73.4	418.2	571.6	6.8
Customers' liability under acceptances	–	–	–	15.8	15.8	–
Investment in TD Ameritrade	–	–	–	6.9	6.9	–
Goodwill	–	–	–	16.3	16.3	–
Other intangibles	–	–	–	2.5	2.5	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.3	5.3	–
Deferred tax assets	–	–	–	1.9	1.9	–
Other assets[8]	0.5	–	–	37.1	37.6	–
Total on-balance sheet assets	$94.8	$70.4	$318.0	$699.2	$1,182.4	14.0%
Off-balance sheet items[9]
Securities purchased under reverse
repurchase agreements	77.4	–	34.6	(100.1)
Securities borrowing and collateral received	26.7	0.4	18.5	0.1
Margin loans and other client activity	2.3	–	14.4	(7.7)
Total off-balance sheet items	106.4	0.4	67.5	(107.7)
Total	$201.2	$70.8	$385.5	$591.5
					October 31, 2015
Total on-balance sheet assets	$84.4	$61.7	$285.7	$672.6	$1,104.4	13.2%
Total off-balance sheet items	98.5	–	51.6	(104.5)
Total	$182.9	$61.7	$337.3	$568.1
1	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
2	Represents assets that have been posted externally to support the Bank's liabilities and day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
3	Assets supporting TD's funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers, and clients.
9	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the 90-day "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 35

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, reduce access to capital markets, and could also affect the Bank's ability to enter into derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 42: CREDIT RATINGS[1]
As at
July 31, 2016
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 43: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2016	2016
One-notch downgrade	$0.1	$0.2
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.4	0.4

LIQUIDITY COVERAGE RATIO

The Bank must maintain the Liquidity Coverage Ratio (LCR) above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, sudden increases in the drawdown of unused lines provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 36

The following table summarizes the Bank's average monthly LCR position for the third quarter of 2016, calculated in accordance with OSFI's LAR guideline.

TABLE 44: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(billions of Canadian dollars, except as noted)	Average for the three months ended
		July 31, 2016
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$189.8

Cash outflows
Retail deposits and deposits from small business customers, of which:	$390.0	$27.0
Stable deposits[5]	171.2	5.1
Less stable deposits	218.8	21.9
Unsecured wholesale funding, of which:	200.8	92.8
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	90.2	21.2
Non-operational deposits (all counterparties)	81.7	42.7
Unsecured debt	28.9	28.9
Secured wholesale funding	n/a4	7.6
Additional requirements, of which:	150.7	36.7
Outflows related to derivative exposures and other collateral requirements	22.6	6.3
Outflows related to loss of funding on debt products	6.1	6.1
Credit and liquidity facilities	122.0	24.3
Other contractual funding obligations	12.9	7.6
Other contingent funding obligations[7]	514.3	7.3
Total cash outflows	$ n/a4	$179.0

Cash inflows
Secured lending	$114.9	$17.8
Inflows from fully performing exposures	13.0	7.2
Other cash inflows	9.9	9.9
Total cash inflows	$137.8	$34.9

	Average for the three months ended
	July 31, 2016	April 30, 2016
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$189.8	$179.6
Total net cash outflows[9]	144.1	140.5
Liquidity coverage ratio[10]	132%	128%
1	The average is comprised of the three month ends that are in the fiscal quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
10	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

The Bank’s average LCR of 132% for quarter ended July 31, 2016, continues to meet the regulatory requirement. The 4% change over the prior quarter's LCR was mainly due to the increase in HQLA as a result of term wholesale funding activity.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended July 31, 2016, was $189.8 billion (April 30, 2016 – $179.6 billion), with Level 1 assets representing 83% (April 30, 2016 – 83%). Level 1 assets are defined as the highest quality of HQLA, and include cash, central bank reserves, and highly-rated securities issued or guaranteed by governments, central banks, public-sector entities, and multilateral development banks. The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2015 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 37

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 72% of total funding excluding securitization.

TABLE 45: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	July 31	October 31
	2016	2015
P&C deposits – Canadian Retail	$312.9	$293.3
P&C deposits – U.S. Retail	299.1	284.7
Other deposits	1.3	1.6
Total	$613.3	$579.6

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term funding programs, with the related program size.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion) Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Senior Debt, Capital Securities and Linked Notes Program (US$40 billion)

United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)

UKLA Registered European Medium Term Note Program (US$20 billion)

Australian Debt Issuance Program (A$5 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors. Through this diversification, the Bank aims to maximize funding flexibility and minimize funding concentrations and dependency. As presented in the following table, TD's long-term debt profile is well diversified by currency as well as by type of long-term funding product. Long-term funding for the quarter ended July 31, 2016, was $123.6 billion (October 31, 2015 – $102.2 billion).

TABLE 46: LONG-TERM FUNDING
		As at
Long-term funding by currency	July 31, 2016	October 31, 2015
Canadian dollar	38%	41%
U.S. dollar	44	43
Euro	12	10
British pound	3	4
Other	3	2
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	54%	51%
Covered bonds	26	23
Mortgage securitization[1]	16	22
Term asset backed securities	4	4
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 38

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2016, and October 31, 2015.

TABLE 47: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						July 31		October 31
						2016		2015
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$5,642	$2,940	$1,664	$1,525	$7	$–	$11,778	$9,902
Bearer deposit note	635	1,373	720	956	–	–	3,684	1,678
Certificates of deposit	6,392	11,129	17,256	13,133	571	96	48,577	66,046
Commercial paper	3,402	7,757	8,300	3,871	–	–	23,330	15,304
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	3,920	–	3,912	2,419	22,320	32,571	23,719
Mortgage securitization	33	1,590	1,369	2,543	6,357	19,567	31,459	33,729
Senior unsecured medium term notes	1,809	6,965	2,212	6,060	13,563	36,024	66,633	53,656
Subordinated notes and debentures[3]	–	–	–	–	–	8,941	8,941	8,637
Term asset backed securitization	–	–	–	939	1,306	3,153	5,398	3,400
Other[4]	2,746	231	1,457	885	3	15	5,337	1,613
Total	$20,659	$35,905	$32,978	$33,824	$24,226	$90,116	$237,708	$217,684

Of which:
Secured	$33	$5,510	$1,369	$7,396	$10,085	$45,055	$69,448	$60,871
Unsecured	20,626	30,395	31,609	26,428	14,141	45,061	168,260	156,813
Total	$20,659	$35,905	$32,978	$33,824	$24,226	$90,116	$237,708	$217,684
1	Includes fixed-term deposits from banks.
2	Represents Asset backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $5.3 billion (October 31, 2015 – $1.6 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and nine months ended July 31, 2016, was $0.6 billion and $1.4 billion, respectively (three and nine months ended July 31, 2015 – $0.5 billion and $1.7 billion, respectively). Other asset backed securities issuance for both three and nine months ended July 31, 2016, was $2.0 billion (three and nine months ended July 31, 2015 – nil and $0.8 billion, respectively). The Bank also issued $8.6 billion and $20.8 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2016 (three and nine months ended July 31, 2015 – $5.4 billion and $12.7 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and nine months ended July 31, 2016, was $2.5 billion and $9.1 billion, respectively (three and nine months ended July 31, 2015 – $1.8 billion and $6.5 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

Regulatory developments concerning liquidity and funding have not substantially changed from that described in the 2015 Annual Report, except as noted below.

On November 9, 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIBs. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in in resolution. Separately and on the same day, the Basel Committee on Banking Supervision released a consultative document on TLAC holdings, setting out its proposed prudential treatment of banks' investments in TLAC. It is applicable to all banks subject to the Basel Committee's standards, including both G-SIBs and non-G-SIBs. The comment period on the consultative document concluded on February 12, 2016.

Since TD is not a G-SIB, we do not expect the TLAC requirements to apply to the Bank. As a Canadian D-SIB, however, TD will be subject to the bail-in law in Canada. On March 22, 2016, the Government of Canada in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. On April 20, 2016, the Budget Implementation Act was tabled, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 39

TABLE 48: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,593	$–	$–	$–	$–	$–	$–	$–	$–	$3,593
Interest-bearing deposits with banks	28,280	569	205	299	179	–	–	–	25,073	54,605
Trading loans, securities, and other[1]	2,151	4,987	4,343	2,342	4,806	9,106	20,184	16,442	38,573	102,934
Derivatives	5,592	6,613	4,410	3,730	3,497	9,120	24,837	20,059	–	77,858
Financial assets designated at fair value through
profit or loss	120	715	93	312	288	480	1,283	847	195	4,333
Available-for-sale securities	159	458	2,198	678	1,799	7,115	44,207	40,965	2,095	99,674
Held-to-maturity securities	1,548	2,905	5,164	1,871	1,025	7,657	37,225	23,946	–	81,341
Securities purchased under reverse repurchase agreements	65,868	23,927	7,134	1,030	2,002	143	5	–	–	100,109
Loans
Residential mortgages	2,277	4,200	5,568	5,223	9,056	48,166	109,990	30,570	–	215,050
Consumer instalment and other personal	1,007	2,136	3,249	3,713	4,488	19,800	32,336	13,800	60,936	141,465
Credit card	–	–	–	–	–	–	–	–	31,099	31,099
Business and government	21,809	4,398	5,469	5,636	5,560	15,612	57,439	56,850	13,316	186,089
Debt securities classified as loans	–	–	68	16	27	31	123	1,442	–	1,707
Total loans	25,093	10,734	14,354	14,588	19,131	83,609	199,888	102,662	105,351	575,410
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,773)	(3,773)
Loans, net of allowance for loan losses	25,093	10,734	14,354	14,588	19,131	83,609	199,888	102,662	101,578	571,637
Customers' liability under acceptances	12,117	3,360	275	2	2	–	–	–	–	15,756
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,859	6,859
Goodwill[2]	–	–	–	–	–	–	–	–	16,262	16,262
Other intangibles[2]	–	–	–	–	–	–	–	–	2,542	2,542
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,309	5,309
Deferred tax assets	–	–	–	–	–	–	–	–	1,850	1,850
Amounts receivable from brokers, dealers, and clients	25,057	–	–	–	–	–	–	–	–	25,057
Other assets	2,532	506	315	383	144	193	292	149	8,203	12,717
Total assets	$172,110	$54,774	$38,491	$25,235	$32,873	$117,423	$327,921	$205,070	$208,539	$1,182,436
Liabilities
Trading deposits	$8,104	$17,495	$24,857	$11,938	$7,590	$960	$1,301	$839	$–	$73,084
Derivatives	5,135	6,546	4,728	3,373	2,509	7,434	22,768	17,227	–	69,720
Securitization liabilities at fair value	–	–	598	347	685	2,208	4,651	3,656	–	12,145
Other financial liabilities designated at fair value through
profit or loss	88	146	103	13	25	37	–	1	–	413
Deposits[3,4]
Personal	4,893	5,888	5,652	7,030	5,909	8,907	11,781	144	372,450	422,654
Banks	6,272	2,040	568	85	72	3	3	12	9,904	18,959
Business and government	18,334	22,226	8,098	12,128	1,574	17,026	47,602	13,942	175,369	316,299
Total deposits	29,499	30,154	14,318	19,243	7,555	25,936	59,386	14,098	557,723	757,912
Acceptances	12,117	3,360	275	2	2	–	–	–	–	15,756
Obligations related to securities sold short[1]	803	917	2,804	1,458	1,078	4,140	13,464	11,757	8,143	44,564
Obligations related to securities sold under repurchase
agreements	45,616	8,390	2,693	994	754	214	101	–	–	58,762
Securitization liabilities at amortized cost	33	1,590	771	528	982	4,150	8,746	2,513	–	19,313
Amounts payable to brokers, dealers, and clients	24,445	–	–	–	–	–	–	–	–	24,445
Insurance-related liabilities	146	221	321	387	383	1,000	1,942	1,056	1,779	7,235
Other liabilities[5]	2,943	1,174	1,413	1,414	185	1,695	3,113	783	6,222	18,942
Subordinated notes and debentures	–	–	–	–	–	–	39	8,902	–	8,941
Equity	–	–	–	–	–	–	–	–	71,204	71,204
Total liabilities and equity	$128,929	$69,993	$52,881	$39,697	$21,748	$47,774	$115,511	$60,832	$645,071	$1,182,436
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$78	$157	$234	$231	$228	$881	$2,146	$3,893	$–	$7,848
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	12	25	6	6	6	23	25	–	–	103
Contact center technology	3	5	8	8	8	34	3	–	–	69
Software licensing and equipment maintenance	28	24	97	28	44	129	116	1	–	467
Credit and liquidity commitments
Financial and performance standby letters of credit	340	811	3,570	2,687	2,966	3,557	8,366	126	–	22,423
Documentary and commercial letters of credit	35	39	22	18	5	15	101	–	–	235
Commitments to extend credit and liquidity[6,7]	16,957	19,916	10,978	4,966	6,303	14,693	68,499	3,085	2,096	147,493
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	1,487	818	528	626	342	–	–	–	3,801
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $33 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 1 months to 3 months’, $4 billion in ‘over 6 months to 9 months’, $2 billion in 'over 1 to 2 years', $18 billion in 'over 2 to 5 years', and $5 billion in 'over 5 years'.
5	Includes $123 million of capital lease commitments with remaining contractual maturities of $5 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $6 million in '6 months to 9 months', $7 million in '9 months to 1 year', $27 million in 'over 1 to 2 years', $50 million in 'over 2 to 5 years', and $16 million in 'over 5 years'.
6	Includes $134 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 40

TABLE 48: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,154	$–	$–	$–	$–	$–	$–	$–	$–	$3,154
Interest-bearing deposits with banks	21,471	420	529	154	53	–	–	–	19,856	42,483
Trading loans, securities, and other[1]	1,955	3,957	3,327	3,524	4,587	9,410	15,426	17,958	35,013	95,157
Derivatives	2,845	4,661	2,906	3,443	3,315	10,102	22,291	19,875	–	69,438
Financial assets designated at fair value through
profit or loss	195	488	535	205	285	552	770	1,171	177	4,378
Available-for-sale securities	268	1,763	1,899	1,299	1,249	4,556	33,196	42,580	1,972	88,782
Held-to-maturity securities	170	966	1,779	1,930	1,896	6,952	35,744	25,013	–	74,450
Securities purchased under reverse repurchase agreements	57,371	21,490	14,315	3,002	1,083	95	8	–	–	97,364
Loans
Residential mortgages	1,301	2,418	12,045	11,703	11,579	30,751	111,105	31,471	–	212,373
Consumer instalment and other personal	970	2,127	4,263	3,529	3,702	7,450	32,885	18,732	61,813	135,471
Credit card	–	–	–	–	–	–	–	–	30,215	30,215
Business and government	18,755	4,682	7,030	6,699	4,132	11,578	49,473	52,845	12,335	167,529
Debt securities classified as loans	1	5	94	43	–	120	243	1,681	–	2,187
Total loans	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	104,363	547,775
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,434)	(3,434)
Loans, net of allowance for loan losses	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	100,929	544,341
Customers' liability under acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,683	6,683
Goodwill[2]	–	–	–	–	–	–	–	–	16,337	16,337
Other intangibles[2]	–	–	–	–	–	–	–	–	2,671	2,671
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,314	5,314
Deferred tax assets	–	–	–	–	–	–	–	–	1,931	1,931
Amounts receivable from brokers, dealers, and clients	21,996	–	–	–	–	–	–	–	–	21,996
Other assets	2,356	539	1,468	85	120	93	140	82	8,365	13,248
Total assets	$146,697	$45,896	$50,527	$35,656	$32,001	$81,659	$301,281	$211,408	$199,248	$1,104,373
Liabilities
Trading deposits	$12,654	$16,457	$27,238	$11,751	$4,308	$360	$1,202	$789	$–	$74,759
Derivatives	2,629	4,462	2,599	2,720	2,343	7,520	17,294	17,651	–	57,218
Securitization liabilities at fair value	–	471	27	285	–	1,933	5,033	3,237	–	10,986
Other financial liabilities designated at fair value through
profit or loss	190	204	284	337	224	176	–	–	–	1,415
Deposits[3,4]
Personal	4,580	6,736	7,075	5,252	4,896	9,333	12,353	190	345,403	395,818
Banks	6,118	2,782	774	173	211	1	6	13	7,002	17,080
Business and government	15,815	10,600	6,622	5,813	13,950	13,265	37,896	10,266	168,451	282,678
Total deposits	26,513	20,118	14,471	11,238	19,057	22,599	50,255	10,469	520,856	695,576
Acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Obligations related to securities sold short[1]	942	1,631	2,017	1,917	417	3,113	9,583	10,904	8,279	38,803
Obligations related to securities sold under repurchase
agreements	54,621	7,884	2,499	1,427	424	225	76	–	–	67,156
Securitization liabilities at amortized cost	24	983	1,366	1,547	1,971	4,104	10,013	2,735	–	22,743
Amounts payable to brokers, dealers, and clients	22,664	–	–	–	–	–	–	–	–	22,664
Insurance-related liabilities	127	170	257	352	330	829	1,728	1,054	1,672	6,519
Other liabilities[5]	1,356	2,243	682	286	170	1,261	3,215	101	4,909	14,223
Subordinated notes and debentures	–	–	–	–	–	–	–	8,637	–	8,637
Equity	–	–	–	–	–	–	–	–	67,028	67,028
Total liabilities and equity	$135,609	$57,003	$51,777	$31,900	$29,244	$42,120	$98,399	$55,577	$602,744	$1,104,373
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$77	$155	$231	$228	$227	$874	$2,183	$4,091	$–	$8,066
Network service agreements	2	3	5	5	–	–	–	–	–	15
Automated teller machines	9	19	28	29	30	21	35	–	–	171
Contact center technology	3	5	8	8	8	32	29	–	–	93
Software licensing and equipment maintenance	12	71	36	38	27	112	74	7	–	377
Credit and liquidity commitments
Financial and performance standby letters of credit	868	1,406	2,415	2,917	1,586	3,183	8,479	192	–	21,046
Documentary and commercial letters of credit	53	50	97	64	12	35	19	–	–	330
Commitments to extend credit and liquidity[6,7]	12,541	14,457	9,654	5,665	8,509	11,579	63,334	3,660	1,881	131,280
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	148	138	138	464	707	–	–	1,746
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $24 billion of covered bonds with remaining contractual maturities of $4 billion in '9 months to 1 year', $4 billion in 'over 1 to 2 years', $13 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $106 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $8 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $24 million in 'over 1 to 2 years', $29 million in 'over 2 to 5 years', and $22 million in 'over 5 years'.
6	Includes $133 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 41

securitization and off-balance sheet arrangements

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). Refer to Note 7 of the Bank's Interim Consolidated Financial Statements and the "Structured Entities" section of the 2015 Annual Report for further details regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Refer to Note 6 and Note 7 of the Interim Consolidated Financial Statements and the "Securitization of Bank-Originated Assets" section of the 2015 Annual Report for further details.

TABLE 49: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				July 31, 2016
Residential mortgage loans	$22,855	$–	$–	$4,780	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	1,958	–	–
Business and government loans	–	–	–	1,703	33
Total exposure	$22,855	$–	$5,600	$6,483	$33

				October 31, 2015
Residential mortgage loans	$23,452	$–	$–	$6,759	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	–	–	–
Business and government loans	–	–	–	1,828	38
Total exposure	$23,452	$–	$3,642	$8,587	$38
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance sheet or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at July 31, 2016, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on the Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at July 31, 2016, the SPEs had $4 billion of issued notes outstanding (October 31, 2015 – $4 billion). The fair value of the notes is $4 billion as at July 31, 2016 (October 31, 2015 – nil).

Credit Card Loans

The Bank securitizes credit card loans through an SPE. The Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at July 31, 2016, the Bank securitized $2 billion of credit card receivables. As at July 31, 2016, the consolidated SPE had US$1.5 billion variable rate notes outstanding (October 31, 2015 – nil). The notes are issued to third party investors and have fair value of US$1.5 billion as at July 31, 2016 (October 31, 2015 – nil). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 42

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $14.2 billion as at July 31, 2016 (October 31, 2015 – $10.6 billion). Further, as at July 31, 2016, the Bank had committed to provide an additional $3.8 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2015 – $1.7 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 50: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	July 31, 2016		October 31, 2015
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$9,088	3.0	$6,962	3.2
Automobile loans and leases	2,872	1.4	1,847	1.6
Trade receivables	2,300	1.9	1,792	2.2
Total exposure	$14,260	2.5	$10,601	2.7
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2016, the Bank held $1.8 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on the Bank's Interim Consolidated Balance Sheet (October 31, 2015 – $1.1 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.1 billion as at July 31, 2016 (October 31, 2015 – $1.3 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at July 31, 2016, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Leveraged Finance Credit Commitments

Leveraged finance credit commitments are included in "Commitments to extend credit and liquidity" of Table 48 of this document. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. During the current period, the Bank refined its definition and it may be subject to further refinement moving forward. As at July 31, 2016, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $23.1 billion (October 31, 2015 – $11.2 billion).

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 43

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2015 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Detailed Assessment and Design phase is near completion and the Solution Development phase is in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9.

Impairment

IFRS 9 introduces a new impairment model based on expected credit losses (ECL) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECLs will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECLs otherwise 12-month ECLs are measured, which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within 12 months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECLs. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECLs for performing instruments, Stage 2 – Lifetime ECLs for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECLs for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39.

ECLs will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact our credit risk assessment.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 44

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including probability of default (PD), loss given default (LGD) and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

The Bank has defined the functional requirements for the calculation of ECLs and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. In the remainder of the year, the Bank will continue to focus on the development and validation of the new impairment models and related processes and controls.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank continues to evaluate this accounting policy choice in accordance with the project plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, and are to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	July 31	October 31
	2016	2015
ASSETS
Cash and due from banks	$3,593	$3,154
Interest-bearing deposits with banks	54,605	42,483
	58,198	45,637
Trading loans, securities, and other (Note 3)	102,934	95,157
Derivatives (Note 3)	77,858	69,438
Financial assets designated at fair value through profit or loss (Note 3)	4,333	4,378
Available-for-sale securities (Notes 3, 4)	99,674	88,782
	284,799	257,755
Held-to-maturity securities (Note 4)	81,341	74,450
Securities purchased under reverse repurchase agreements	100,109	97,364
Loans (Note 5)
Residential mortgages	215,050	212,373
Consumer instalment and other personal	141,465	135,471
Credit card	31,099	30,215
Business and government	186,089	167,529
Debt securities classified as loans	1,707	2,187
	575,410	547,775
Allowance for loan losses (Note 5)	(3,773)	(3,434)
Loans, net of allowance for loan losses	571,637	544,341
Other
Customers' liability under acceptances	15,756	16,646
Investment in TD Ameritrade (Note 8)	6,859	6,683
Goodwill (Note 9)	16,262	16,337
Other intangibles	2,542	2,671
Land, buildings, equipment, and other depreciable assets	5,309	5,314
Deferred tax assets	1,850	1,931
Amounts receivable from brokers, dealers, and clients	25,057	21,996
Other assets (Note 10)	12,717	13,248
	86,352	84,826
Total assets	$1,182,436	$1,104,373
LIABILITIES
Trading deposits (Notes 3, 11)	$73,084	$74,759
Derivatives (Note 3)	69,720	57,218
Securitization liabilities at fair value (Note 3)	12,145	10,986
Other financial liabilities designated at fair value through profit or loss (Note 3)	413	1,415
	155,362	144,378
Deposits (Note 11)
Personal	422,654	395,818
Banks	18,959	17,080
Business and government	316,299	282,678
	757,912	695,576
Other
Acceptances	15,756	16,646
Obligations related to securities sold short	44,564	38,803
Obligations related to securities sold under repurchase agreements	58,762	67,156
Securitization liabilities at amortized cost	19,313	22,743
Amounts payable to brokers, dealers, and clients	24,445	22,664
Insurance-related liabilities	7,235	6,519
Other liabilities (Note 12)	18,942	14,223
	189,017	188,754
Subordinated notes and debentures (Note 13)	8,941	8,637
Total liabilities	1,111,232	1,037,345
EQUITY
Common shares (Note 14)	20,597	20,294
Preferred shares (Note 14)	3,400	2,700
Treasury shares – common (Note 14)	(42)	(49)
Treasury shares – preferred (Note 14)	(5)	(3)
Contributed surplus	197	214
Retained earnings	34,387	32,053
Accumulated other comprehensive income (loss)	11,037	10,209
	69,571	65,418
Non-controlling interests in subsidiaries	1,633	1,610
Total equity	71,204	67,028
Total liabilities and equity	$1,182,436	$1,104,373

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2016	2015	2016	2015
Interest income
Loans	$5,433	$5,144	$16,162	$15,160
Securities
Interest	885	779	2,694	2,275
Dividends	215	307	671	958
Deposits with banks	62	36	157	108
	6,595	6,266	19,684	18,501
Interest expense
Deposits	1,194	1,069	3,418	3,219
Securitization liabilities	113	143	349	463
Subordinated notes and debentures	104	93	288	287
Other	260	264	778	695
	1,671	1,569	4,833	4,664
Net interest income	4,924	4,697	14,851	13,837
Non-interest income
Investment and securities services	1,086	991	3,079	2,889
Credit fees	271	238	780	671
Net securities gain (loss) (Note 4)	37	14	26	68
Trading income (loss)	174	(7)	312	(124)
Service charges	641	615	1,915	1,738
Card services	592	432	1,731	1,286
Insurance revenue	959	970	2,851	2,781
Other income (loss)	17	56	25	233
	3,777	3,309	10,719	9,542
Total revenue	8,701	8,006	25,570	23,379
Provision for credit losses (Note 5)	556	437	1,782	1,174
Insurance claims and related expenses	692	600	1,877	1,863
Non-interest expenses
Salaries and employee benefits (Note 16)	2,326	2,261	6,977	6,813
Occupancy, including depreciation	432	437	1,344	1,272
Equipment, including depreciation	231	225	705	658
Amortization of other intangibles	178	167	526	491
Marketing and business development	190	192	545	530
Restructuring charges	(3)	–	(19)	337
Brokerage-related fees	77	79	238	247
Professional and advisory services	300	258	853	727
Other	909	673	2,860	2,087
	4,640	4,292	14,029	13,162
Income before income taxes and equity in net income of an investment
in TD Ameritrade	2,813	2,677	7,882	7,180
Provision for (recovery of) income taxes	576	502	1,588	1,264
Equity in net income of an investment in TD Ameritrade (Note 8)	121	91	339	269
Net income	2,358	2,266	6,633	6,185
Preferred dividends	36	25	98	73
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,322	$2,241	$6,535	$6,112
Attributable to:
Common shareholders	$2,293	$2,213	$6,449	$6,029
Non-controlling interests in subsidiaries	29	28	86	83
Earnings per share (dollars) (Note 17)
Basic	$1.24	$1.20	$3.48	$3.26
Diluted	1.24	1.19	3.47	3.25
Dividends per share (dollars)	0.55	0.51	1.61	1.49

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2016	2015	2016	2015
Net income	$2,358	$2,266	$6,633	$6,185
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	233	(143)	235	(80)
Reclassification to earnings of net losses (gains) in respect of
available-for-sale securities[2]	(26)	(4)	(43)	(53)
Net change in unrealized foreign currency translation gains (losses)
on investments in foreign operations	2,268	4,734	(349)	8,145
Net foreign currency translation gains (losses) from hedging activities[3]	(633)	(1,637)	383	(2,800)
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	1,571	1,929	360	4,870
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	(1,065)	(1,971)	242	(4,541)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[6]	(328)	142	(743)	(50)
	2,020	3,050	85	5,491
Comprehensive income (loss) for the period	$4,378	$5,316	$6,718	$11,676
Attributable to:
Common shareholders	$4,313	$5,263	$6,534	$11,520
Preferred shareholders	36	25	98	73
Non-controlling interests in subsidiaries	29	28	86	83
1	Net of income tax provision of $129 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax recovery of $27 million). Net of income tax provision of $100 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax provision of $4 million).
2	Net of income tax provision of $24 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax provision of $30 million). Net of income tax provision of $20 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax provision of $65 million).
3	Net of income tax recovery of $228 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax recovery of $582 million). Net of income tax provision of $135 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax recovery of $995 million).
4	Net of income tax provision of $910 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax provision of $1,365 million). Net of income tax provision of $263 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax provision of $2,970 million).
5	Net of income tax provision of $695 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax provision of $1,408 million). Net of income tax recovery of $53 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax provision of $2,890 million).
6	Net of income tax recovery of $118 million for the three months ended July 31, 2016 (three months ended July 31, 2015 – net of income tax provision of $51 million). Net of income tax recovery of $269 million for the nine months ended July 31, 2016 (nine months ended July 31, 2015 – net of income tax recovery of $22 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2016	2015	2016	2015
Common shares (Note 14)
Balance at beginning of period	$20,499	$20,076	$20,294	$19,811
Proceeds from shares issued on exercise of stock options	12	7	156	96
Shares issued as a result of dividend reinvestment plan	86	97	251	273
Purchase of shares for cancellation	–	–	(104)	–
Balance at end of period	20,597	20,180	20,597	20,180
Preferred shares (Note 14)
Balance at beginning of period	3,400	2,800	2,700	2,200
Issue of shares	–	150	700	1,200
Redemption of shares	–	(250)	–	(700)
Balance at end of period	3,400	2,700	3,400	2,700
Treasury shares – common (Note 14)
Balance at beginning of period	(4)	(11)	(49)	(54)
Purchase of shares	(1,389)	(1,475)	(4,408)	(4,123)
Sale of shares	1,351	1,469	4,415	4,160
Balance at end of period	(42)	(17)	(42)	(17)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(4)	(14)	(3)	(1)
Purchase of shares	(23)	(85)	(57)	(235)
Sale of shares	22	95	55	232
Balance at end of period	(5)	(4)	(5)	(4)
Contributed surplus
Balance at beginning of period	189	226	214	205
Net premium (discount) on sale of treasury shares	10	(1)	16	29
Issuance of stock options, net of options exercised	1	3	(27)	1
Other	(3)	(2)	(6)	(9)
Balance at end of period	197	226	197	226
Retained earnings
Balance at beginning of period	33,442	29,362	32,053	27,585
Net income attributable to shareholders	2,329	2,238	6,547	6,102
Common dividends	(1,020)	(945)	(2,983)	(2,755)
Preferred dividends	(36)	(25)	(98)	(73)
Share issue expenses and others	–	(2)	(6)	(28)
Net premium on repurchase of common shares and redemption of preferred shares	–	(6)	(383)	(17)
Actuarial gains (losses) on employee benefit plans	(328)	142	(743)	(50)
Balance at end of period	34,387	30,764	34,387	30,764
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	66	652	81	638
Other comprehensive income (loss)	207	(147)	192	(133)
Balance at end of period	273	505	273	505
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	6,754	5,277	8,355	3,029
Other comprehensive income (loss)	1,635	3,097	34	5,345
Balance at end of period	8,389	8,374	8,389	8,374
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,869	1,640	1,773	1,269
Other comprehensive income (loss)	506	(42)	602	329
Balance at end of period	2,375	1,598	2,375	1,598
Total	11,037	10,477	11,037	10,477
Non-controlling interests in subsidiaries
Balance at beginning of period	1,612	1,589	1,610	1,549
Net income attributable to non-controlling interests in subsidiaries	29	28	86	83
Other	(8)	22	(63)	7
Balance at end of period	1,633	1,639	1,633	1,639
Total equity	$71,204	$65,965	$71,204	$65,965

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2016	2015	2016	2015
Cash flows from (used in) operating activities
Net income before income taxes	$2,934	$2,768	$8,221	$7,449
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	556	437	1,782	1,174
Depreciation	156	148	461	439
Amortization of other intangibles	178	167	526	491
Net securities losses (gains) (Note 4)	(37)	(14)	(26)	(68)
Equity in net income of an investment in TD Ameritrade (Note 8)	(121)	(91)	(339)	(269)
Deferred taxes	(37)	(229)	20	(260)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	19	(188)	(3)	(195)
Securities sold short	3,838	1,862	5,761	(5,129)
Trading loans and securities	(9,794)	(5,628)	(7,777)	(7,299)
Loans net of securitization and sales	(18,881)	(23,821)	(29,658)	(50,313)
Deposits	49,725	46,447	59,659	104,816
Derivatives	(2,329)	(7,401)	4,082	(7,349)
Financial assets and liabilities designated at fair value through profit or loss	(65)	(125)	45	738
Securitization liabilities	(356)	(256)	(2,271)	(2,316)
Other	378	(8,774)	2,550	(17,689)
Net cash from (used in) operating activities	26,164	5,302	43,033	24,220
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(5,066)	14,532	(8,394)	20,915
Issuance of subordinated notes and debentures (Note 13)	–	1,500	1,250	1,500
Redemption of subordinated notes and debentures (Note 13)	–	–	(1,000)	(875)
Common shares issued (Note 14)	10	6	126	81
Preferred shares issued (Note 14)	–	148	694	1,184
Repurchase of common shares (Note 14)	–	–	(487)	–
Redemption of preferred shares (Note 14)	–	(256)	–	(717)
Sale of treasury shares (Note 14)	1,383	1,563	4,486	4,421
Purchase of treasury shares (Note 14)	(1,412)	(1,560)	(4,465)	(4,358)
Dividends paid	(970)	(873)	(2,830)	(2,555)
Distributions to non-controlling interests in subsidiaries	(29)	(28)	(86)	(83)
Net cash from (used in) financing activities	(6,084)	15,032	(10,706)	19,513
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(6,827)	(3,427)	(12,122)	(5,308)
Activities in available-for-sale securities (Note 4)
Purchases	(13,185)	(14,496)	(36,003)	(38,811)
Proceeds from maturities	7,692	9,038	22,088	21,276
Proceeds from sales	774	1,569	2,704	6,593
Activities in held-to-maturity securities (Note 4)
Purchases	(5,622)	(2,426)	(15,290)	(14,366)
Proceeds from maturities	3,724	2,875	9,440	7,231
Activities in debt securities classified as loans
Purchases	(5)	(9)	(41)	(23)
Proceeds from maturities	188	424	537	756
Proceeds from sales	–	–	1	–
Net purchases of land, building, equipment, and other depreciable assets	(305)	(352)	(456)	(813)
Changes in securities purchased under reverse repurchase agreements	(6,289)	(13,081)	(2,745)	(19,769)
Net cash from (used in) investing activities	(19,855)	(19,885)	(31,887)	(43,234)
Effect of exchange rate changes on cash and due from banks	76	148	(1)	262
Net increase (decrease) in cash and due from banks	301	597	439	761
Cash and due from banks at beginning of period	3,292	2,945	3,154	2,781
Cash and due from banks at end of period	$3,593	$3,542	$3,593	$3,542
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$235	$51	$617	$429
Amount of interest paid during the period	1,697	1,793	4,831	4,790
Amount of interest received during the period	6,425	5,995	19,008	17,474
Amount of dividends received during the period	263	356	701	946

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 50

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2015 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2016, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on August 24, 2016.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2015 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2015 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision (BCBS) issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 51

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, and are to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. The fair value of assets and liabilities subsequently not measured at fair value include most loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and nine months ended July 31, 2016. Refer to Note 5 of the 2015 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 52

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)			As at
	July 31, 2016		October 31, 2015
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,593	$3,593	$3,154	$3,154
Interest-bearing deposits with banks	54,605	54,605	42,483	42,483
Held-to-maturity securities[2]
Government and government-related securities	50,273	51,056	43,667	44,095
Other debt securities	31,068	31,227	30,783	30,647
Total held-to-maturity securities	81,341	82,283	74,450	74,742
Securities purchased under reverse repurchase agreements	90,540	90,540	84,163	84,163
Loans	570,186	575,169	542,418	544,862
Debt securities classified as loans	1,451	1,707	1,923	2,166
Total loans	571,637	576,876	544,341	547,028
Other
Customers' liability under acceptances	15,756	15,756	16,646	16,646
Amounts receivable from brokers, dealers, and clients	25,057	25,057	21,996	21,996
Other assets	4,372	4,372	4,247	4,247
Total assets not carried at fair value	$846,901	$853,082	$791,480	$794,459

FINANCIAL LIABILITIES
Deposits	$757,912	$760,980	$695,576	$697,376
Acceptances	15,756	15,756	16,646	16,646
Obligations related to securities sold under repurchase agreements	49,371	49,371	54,780	54,780
Securitization liabilities at amortized cost	19,313	19,772	22,743	23,156
Amounts payable to brokers, dealers, and clients	24,445	24,445	22,664	22,664
Other liabilities	10,170	10,234	7,788	7,826
Subordinated notes and debentures	8,941	9,394	8,637	8,992
Total liabilities not carried at fair value	$885,908	$889,952	$828,834	$831,440
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the 2015 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three and nine months ended July 31, 2016. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the 2015 Annual Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 53

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2016, and October 31, 2015.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			July 31, 2016				October 31, 2015
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$92	$8,060	$–	$8,152	$493	$11,560	$–	$12,053
Provinces	–	6,084	63	6,147	–	6,121	24	6,145
U.S. federal, state, municipal governments,
and agencies debt	582	20,359	–	20,941	1	15,719	–	15,720
Other OECD government guaranteed debt	–	5,352	–	5,352	–	4,194	5	4,199
Mortgage-backed securities	–	841	–	841	–	1,019	–	1,019
Other debt securities
Canadian issuers	–	2,641	23	2,664	–	2,558	57	2,615
Other issuers	–	8,535	134	8,669	–	7,359	191	7,550
Equity securities
Common shares	31,060	115	4	31,179	28,933	447	186	29,566
Preferred shares	30	–	5	35	33	–	5	38
Trading loans	–	11,477	–	11,477	–	10,650	–	10,650
Commodities	7,227	217	–	7,444	5,410	154	–	5,564
Retained interests	–	–	33	33	–	–	38	38
	38,991	63,681	262	102,934	34,870	59,781	506	95,157
Derivatives
Interest rate contracts	3	34,059	–	34,062	2	27,968	–	27,970
Foreign exchange contracts	77	41,217	5	41,299	45	38,692	6	38,743
Credit contracts	–	29	–	29	–	59	4	63
Equity contracts	–	1,073	727	1,800	–	1,376	560	1,936
Commodity contracts	66	596	6	668	32	691	3	726
	146	76,974	738	77,858	79	68,786	573	69,438
Financial assets designated at
fair value through profit or loss
Securities	97	4,101	135	4,333	106	4,272	–	4,378
	97	4,101	135	4,333	106	4,272	–	4,378
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	14,661	–	14,661	–	14,431	–	14,431
Provinces	–	7,969	–	7,969	–	7,185	–	7,185
U.S. federal, state, municipal governments,
and agencies debt	–	30,991	–	30,991	–	22,585	–	22,585
Other OECD government guaranteed debt	–	11,507	7	11,514	–	11,648	7	11,655
Mortgage-backed securities	–	5,004	–	5,004	–	4,060	–	4,060
Other debt securities
Asset-backed securities	–	17,194	–	17,194	–	16,261	501	16,762
Non-agency collateralized mortgage obligation portfolio	–	1,556	–	1,556	–	916	–	916
Corporate and other debt	–	8,319	19	8,338	–	8,618	147	8,765
Equity securities
Common shares[2,3]	212	184	1,553	1,949	177	100	1,575	1,852
Preferred shares	48	–	90	138	20	–	94	114
Debt securities reclassified from trading	–	87	267	354	–	169	282	451
	260	97,472	1,936	99,668	197	85,973	2,606	88,776
Securities purchased under reverse
repurchase agreements	–	9,569	–	9,569	–	13,201	–	13,201

FINANCIAL LIABILITIES
Trading deposits	$–	$70,858	$2,226	$73,084	$–	$72,879	$1,880	$74,759
Derivatives
Interest rate contracts	3	26,947	91	27,041	34	22,959	88	23,081
Foreign exchange contracts	61	38,929	3	38,993	25	30,588	5	30,618
Credit contracts	–	265	–	265	–	290	–	290
Equity contracts	–	1,366	1,309	2,675	2	1,316	957	2,275
Commodity contracts	127	614	5	746	49	899	6	954
	191	68,121	1,408	69,720	110	56,052	1,056	57,218
Securitization liabilities at fair value	–	12,145	–	12,145	–	10,986	–	10,986
Other financial liabilities designated
at fair value through profit or loss	–	401	12	413	–	1,402	13	1,415
Obligations related to securities sold short	8,377	36,167	20	44,564	8,783	29,961	59	38,803
Obligations related to securities sold
under repurchase agreements	–	9,391	–	9,391	–	12,376	–	12,376
1	Fair value is the same as carrying value.
2	As at July 31, 2016, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2015 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
3	As at July 31, 2016, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market; hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 54

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2016, and the three months ended July 31, 2015. During the nine months ended July 31, 2015, the Bank transferred $100 million of available-for-sale securities from Level 1 to Level 2. The transfer represented previously on-the-run treasury securities that are now off-the-run.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 55

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31, 2016.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$57	$2	$–	$–	$–	$1	$3	$–	$63	$4
Other OECD government
guaranteed debt	–	–	–	–	–	–	–	–	–	–
Other debt securities
Canadian issuers	13	(1)	–	15	–	(4)	–	–	23	(1)
Other issuers	244	6	–	16	–	(113)	28	(47)	134	10
Equity securities
Common shares	5	–	–	4	–	(5)	–	–	4	–
Preferred shares	1	–	–	5	–	(1)	–	–	5	–
Retained interests	34	1	–	–	–	(2)	–	–	33	1
	354	8	–	40	–	(124)	31	(47)	262	14
Financial assets designated
at fair value through
profit or loss
Securities	90	1	–	4	–	–	40	–	135	1
	90	1	–	4	–	–	40	–	135	1
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	–	–	–	–	–	–	–	–	–	–
Corporate and other debt	20	4	(2)	–	–	–	–	(3)	19	(2)
Equity securities
Common shares	1,500	13	2	14	–	24	–	–	1,553	2
Preferred shares	89	(1)	1	1	–	–	–	–	90	1
Debt securities reclassified
from trading	253	9	6	–	–	(1)	–	–	267	6
	$1,869	$25	$7	$15	$–	$23	$–	$(3)	$1,936	$7

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2016	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held
FINANCIAL LIABILITIES
Trading deposits[5]	$2,209	$47	$–	$(168)	$213	$(92)	$22	$(5)	$2,226	$41
Derivatives[6]
Interest rate contracts	83	8	–	–	–	–	–	–	91	11
Foreign exchange contracts	(8)	8	–	–	–	(2)	–	–	(2)	2
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	477	88	–	(11)	43	(15)	–	–	582	86
Commodity contracts	(4)	2	–	–	–	2	(1)	–	(1)	2
	548	106	–	(11)	43	(15)	(1)	–	670	101
Other financial liabilities
designated at fair value
through profit or loss	23	(41)	–	–	46	(16)	–	–	12	(29)
Obligations related to
securities sold short	$4	$–	$–	$(4)	$–	$20	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6	As at July 31, 2016, consists of derivative assets of $0.7 billion (May 1, 2016 – $0.7 billion) and derivative liabilities of $1.4 billion (May 1, 2016 – $1.2 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 56

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$3	$–	$39	$–	$(6)	$3	$–	$63	$(1)
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(6)	–	–
Other debt securities
Canadian issuers	57	(1)	–	23	–	(56)	1	(1)	23	(1)
Other issuers	191	12	–	84	–	(200)	329	(282)	134	9
Equity securities
Common shares	186	–	–	12	–	(194)	–	–	4	–
Preferred shares	5	–	–	32	–	(32)	–	–	5	–
Retained interests	38	1	–	–	–	(6)	–	–	33	1
	506	15	–	191	–	(494)	333	(289)	262	8
Financial assets designated
at fair value through
profit or loss
Securities	–	–	–	95	–	–	40	–	135	–
	–	–	–	95	–	–	40	–	135	–
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	5	(4)	–	–	(5)	3	(127)	19	(2)
Equity securities
Common shares	1,575	42	(25)	51	–	(90)	–	–	1,553	(17)
Preferred shares	94	(19)	7	8	–	–	–	–	90	6
Debt securities reclassified
from trading	282	24	–	–	–	(4)	–	(35)	267	6
	$2,606	$52	$(22)	$59	$–	$(600)	$3	$(162)	$1,936	$(7)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2016	still held
FINANCIAL LIABILITIES
Trading deposits[4]	$1,880	$106	$–	$(309)	$742	$(198)	$10	$(5)	$2,226	$115
Derivatives[5]
Interest rate contracts	88	7	–	–	–	(3)	(1)	–	91	6
Foreign exchange contracts	(1)	(1)	–	–	–	(1)	–	1	(2)	–
Credit contracts	(4)	4	–	–	–	–	–	–	–	4
Equity contracts	397	168	–	(68)	168	(83)	1	(1)	582	166
Commodity contracts	3	5	–	–	–	(7)	(2)	–	(1)	–
	483	183	–	(68)	168	(94)	(2)	–	670	176
Other financial liabilities
designated at fair value
through profit or loss	13	(56)	–	–	101	(46)	–	–	12	(32)
Obligations related to
securities sold short	$59	$–	$–	$(82)	$–	$43	$–	$–	$20	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Beginning February 1, 2016, issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2016, consists of derivative assets of $0.7 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.4 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 57

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$6	$–	$–	$–	$–	$(5)	$25	$–	$26	$–
Other debt securities
Canadian issuers	50	–	–	30	–	(37)	1	(1)	43	–
Other issuers	156	(3)	–	18	–	(84)	106	(11)	182	4
Equity securities
Common shares	72	–	–	–	–	(72)	–	–	–	–
Preferred shares	–	–	–	24	–	–	–	–	24	–
Retained interests	43	1	–	–	–	(4)	–	–	40	–
	327	(2)	–	72	–	(202)	132	(12)	315	4
Financial assets designated
at fair value through
profit or loss
Loans	3	–	–	–	–	(2)	–	–	1	(1)
	3	–	–	–	–	(2)	–	–	1	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	6	–	1	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	502	–	(43)	–	–	42	–	–	501	(43)
Corporate and other debt	159	2	9	–	–	(2)	34	(53)	149	9
Equity securities
Common shares	1,594	17	1	101	–	(22)	–	–	1,691	1
Preferred shares	116	(5)	(2)	–	–	–	–	–	109	(1)
Debt securities reclassified
from trading	228	5	8	–	–	(1)	21	–	261	8
	$2,605	$19	$(26)	$101	$–	$17	$55	$(53)	$2,718	$(26)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	May 1	in	Included				Into	Out of	July 31	instruments
	2015	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held
FINANCIAL LIABILITIES
Trading deposits	$1,797	$(16)	$–	$–	$219	$(163)	$–	$–	$1,837	$(21)
Derivatives[4]
Interest rate contracts	98	(7)	–	–	–	–	–	–	91	(4)
Foreign exchange contracts	(12)	5	–	–	–	(1)	–	5	(3)	(2)
Credit contracts	–	(4)	–	–	–	–	–	–	(4)	(4)
Equity contracts	488	(104)	–	(21)	44	(17)	–	–	390	(104)
Commodity contracts	4	6	–	–	–	(3)	(1)	–	6	5
	578	(104)	–	(21)	44	(21)	(1)	5	480	(109)
Other financial liabilities
designated at fair value
through profit or loss	27	(29)	–	–	33	(25)	–	–	6	(30)
Obligations related to
securities sold short	$13	$–	$–	$(13)	$–	$6	$–	$–	$6	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at July 31, 2015, consists of derivative assets of $0.6 billion (May 1, 2015 – $0.8 billion) and derivative liabilities of $1.1 billion (May 1, 2015 – $1.4 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$–	$–	$(6)	$32	$–	$26	$–
Other debt securities
Canadian issuers	20	–	–	62	–	(64)	27	(2)	43	–
Other issuers	66	(7)	–	51	–	(144)	227	(11)	182	2
Equity securities
Common shares	4	–	–	77	–	(81)	–	–	–	–
Preferred shares	–	–	–	24	–	–	–	–	24	–
Retained interests	48	2	–	–	–	(10)	–	–	40	(2)
	138	(5)	–	214	–	(305)	286	(13)	315	–
Financial assets designated
at fair value through
profit or loss
Loans	5	1	–	–	–	(5)	–	–	1	(3)
	5	1	–	–	–	(5)	–	–	1	(3)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	2	–	–	7	–
Other debt securities
Asset-backed securities	–	–	(43)	–	–	42	502	–	501	(43)
Corporate and other debt	19	2	7	–	–	(3)	243	(119)	149	7
Equity securities
Common shares	1,303	63	14	386	–	(75)	–	–	1,691	14
Preferred shares	141	(22)	(10)	–	–	–	–	–	109	(10)
Debt securities reclassified
from trading	309	30	22	–	–	(67)	21	(54)	261	22
	$1,828	$74	$(10)	$386	$–	$(101)	$766	$(225)	$2,718	$(9)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	July 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held
FINANCIAL LIABILITIES
Trading deposits	$1,631	$30	$–	$–	$687	$(511)	$–	$–	$1,837	$14
Derivatives[4]
Interest rate contracts	81	9	–	–	–	1	–	–	91	10
Foreign exchange contracts	(2)	(4)	–	–	–	–	(3)	6	(3)	(2)
Credit contracts	–	(4)	–	–	–	–	–	–	(4)	(4)
Equity contracts	504	(73)	–	(74)	149	(98)	–	(18)	390	(75)
Commodity contracts	4	24	–	–	–	(20)	(2)	–	6	9
	587	(48)	–	(74)	149	(117)	(5)	(12)	480	(62)
Other financial liabilities
designated at fair value
through profit or loss	8	(34)	–	–	70	(38)	–	–	6	(38)
Obligations related to
securities sold short	$34	$–	$–	$(39)	$–	$13	$–	$(2)	$6	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at July 31, 2015, consists of derivative assets of $0.6 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.1 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 59

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized on the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized on the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are managed on a fair value basis, or are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were $1 million less than the carrying amount as at July 31, 2016 (October 31, 2015 – $4 million less than the carrying amount). As at July 31, 2016, the Bank's own credit risk on the fair value of deposits designated at fair value through profit or loss was not significant (October 31, 2015 – $1 million). Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three and nine months ended July 31, 2016, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $42 million and $(4) million, respectively, (three and nine months ended July 31, 2015 – $(13) million and $17 million, respectively).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $354 million as at July 31, 2016 (October 31, 2015 – $451 million). For the three and nine months ended July 31, 2016, net interest income of $5 million and $16 million after tax, respectively (three and nine months ended July 31, 2015 – $6 million and $21 million after tax, respectively) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended July 31, 2016, of nil after tax and the increase in fair value of these securities during the nine months ended July 31, 2016, of $3 million after tax, respectively (three and nine months ended July 31, 2015 – decrease of $24 million and $19 million after tax, respectively) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the three months ended July 31, 2016, of nil after tax and an increase in net income for the nine months ended July 31, 2016, of $3 million after tax (three and nine months ended July 31, 2015 – decrease in net income of $24 million and $19 million after tax, respectively). During the three and nine months ended July 31, 2016, reclassified debt securities with a fair value of $52 million and $121 million, respectively (three and nine months ended July 31, 2015 – $32 million and $282 million, respectively) were sold or matured, and $3 million and $4 million after tax was recorded in net securities gains during the three and nine months ended July 31, 2016 (three and nine months ended July 31, 2015 – $4 million and $12 million after tax, respectively).

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		July 31, 2016		October 31, 2015		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$1,980	$1,964	$4,248	$4,219	1.8%	$11,341
September 23, 2013	9,854	7,315	7,200	8,995	8,916	1.9	10,742
November 1, 2013	21,597	20,295	20,357	22,532	22,637	1.1	24,519
Other reclassifications[1]	6,221	6,381	6,271	5,085	5,121	2.4	7,030
1	Represents reclassifications completed during the three and nine months ended July 31, 2016, and the year ended October 31, 2015.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 60

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been an increase of $155 million and an increase of $256 million, respectively, during the three and nine months ended July 31, 2016 (three and nine months ended July 31, 2015 – a decrease of $129 million and a decrease of $102 million, respectively). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2016	July 31, 2015	July 31, 2016	July 31, 2015
Net interest income[1]	$139	$137	$448	$396
Provision for (recovery of) income taxes	53	51	170	145
Net income	$86	$86	$278	$251

1	Includes amortization of net unrealized gains of $7 million and $21 million, respectively, during the three and nine months ended July 31, 2016 (three and nine months ended July 31, 2015 – net unrealized gains of $6 million and $30 million, respectively), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2016, and October 31, 2015.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			July 31, 2016				October 31, 2015
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$14,619	$65	$(23)	$14,661	$14,450	$42	$(61)	$14,431
Provinces	7,983	32	(46)	7,969	7,233	19	(67)	7,185
U.S. federal, state, municipal governments, and
agencies debt	30,859	202	(70)	30,991	22,526	169	(110)	22,585
Other OECD government guaranteed debt	11,577	14	(77)	11,514	11,713	4	(62)	11,655
Mortgage-backed securities	4,972	38	(6)	5,004	4,021	49	(10)	4,060
	70,010	351	(222)	70,139	59,943	283	(310)	59,916
Other debt securities
Asset-backed securities	17,313	39	(158)	17,194	16,921	15	(174)	16,762
Non-agency collateralized mortgage obligation
portfolio	1,559	4	(7)	1,556	921	2	(7)	916
Corporate and other debt	8,284	82	(28)	8,338	8,770	75	(80)	8,765
	27,156	125	(193)	27,088	26,612	92	(261)	26,443
Equity securities
Common shares	1,847	120	(12)	1,955	1,770	118	(30)	1,858
Preferred shares	126	12	–	138	112	6	(4)	114
	1,973	132	(12)	2,093	1,882	124	(34)	1,972
Debt securities reclassified from trading	323	31	–	354	420	33	(2)	451
Total available-for-sale securities	$99,462	$639	$(427)	$99,674	$88,857	$532	$(607)	$88,782
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Securities Gains (Losses)

During the three and nine months ended July 31, 2016, the net realized gains (losses) on available-for-sale securities were $40 million and $53 million, respectively (three and nine months ended July 31, 2015 – $20 million and $96 million, respectively). Impairment losses on available-for-sale securities for the three and nine months ended July 31, 2016, were $3 million and $27 million, respectively (three and nine months ended July 31, 2015 – $6 million and $28 million, respectively). None of these impairment losses related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 61

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	credit losses	losses	loans

								As at July 31, 2016
Residential mortgages[3,4,5]	$211,354	$2,472	$841	$214,667	$–	$36	$64	$100	$214,567
Consumer instalment and other personal[6]	133,233	6,759	1,366	141,358	–	144	677	821	140,537
Credit card	28,958	1,810	331	31,099	–	261	895	1,156	29,943
Business and government[3,4,5]	183,290	1,338	929	185,557	210	30	1,134	1,374	184,183
	$556,835	$12,379	$3,467	$572,681	$210	$471	$2,770	$3,451	$569,230
Debt securities classified as loans				1,707	203	–	53	256	1,451
Acquired credit-impaired loans				1,022	5	61	–	66	956
Total				$575,410	$418	$532	$2,823	$3,773	$571,637

							As at October 31, 2015
Residential mortgages[3,4,5]	$208,802	$2,343	$786	$211,931	$–	$47	$58	$105	$211,826
Consumer instalment and other personal[6]	128,123	5,923	1,278	135,324	–	136	632	768	134,556
Credit card	28,148	1,761	306	30,215	–	217	897	1,114	29,101
Business and government[3,4,5]	163,840	1,990	874	166,704	156	28	916	1,100	165,604
	$528,913	$12,017	$3,244	$544,174	$156	$428	$2,503	$3,087	$541,087
Debt securities classified as loans				2,187	207	–	57	264	1,923
Acquired credit-impaired loans				1,414	6	77	–	83	1,331
Total				$547,775	$369	$505	$2,560	$3,434	$544,341

1	Excludes allowance for off-balance sheet positions.
2	As at July 31, 2016, impaired loans exclude $1.1 billion (October 31, 2015 – $1.2 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at July 31, 2016 (October 31, 2015 – $11 billion), and amortized cost of $11 billion as at July 31, 2016 (October 31, 2015 – $10 billion).
4	Includes insured mortgages of $120 billion as at July 31, 2016 (October 31, 2015 – $126 billion).
5	As at July 31, 2016, impaired loans with a balance of $461 million did not have a related allowance for loan losses (October 31, 2015 – $419 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $18 billion as at July 31, 2016 (October 31, 2015 – $21 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $117 million as at July 31, 2016 (October 31, 2015 – $134 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 62

The changes to the Bank's allowance for credit losses, as at and for the nine months ended July 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$72	$(48)	$35	$(1)	$(4)	$210
Debt securities classified as loans	207	7	(10)	–	–	(1)	203
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	79	(58)	35	(1)	(5)	413
Acquired credit-impaired loans[1,2]	6	(5)	–	11	–	(7)	5
Total counterparty-specific allowance	369	74	(58)	46	(1)	(12)	418
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	8	(28)	8	–	1	36
Consumer instalment and other personal	136	520	(706)	195	–	(1)	144
Credit card	217	740	(873)	182	–	(5)	261
Business and government	28	46	(72)	29	–	(1)	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	1,314	(1,679)	414	–	(6)	471
Acquired credit-impaired loans[1,2]	77	(19)	(3)	5	–	1	61
Total collectively assessed allowance for
individually insignificant impaired loans	505	1,295	(1,682)	419	–	(5)	532
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	7	–	–	–	(1)	64
Consumer instalment and other personal	657	51	–	–	–	(1)	707
Credit card	1,029	97	–	–	–	1	1,127
Business and government	1,072	262	–	–	–	(5)	1,329
Debt securities classified as loans	57	(4)	–	–	–	–	53
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	413	–	–	–	(6)	3,280
Allowance for credit losses
Residential mortgages	105	15	(28)	8	–	–	100
Consumer instalment and other personal	793	571	(706)	195	–	(2)	851
Credit card	1,246	837	(873)	182	–	(4)	1,388
Business and government	1,256	380	(120)	64	(1)	(10)	1,569
Debt securities classified as loans	264	3	(10)	–	–	(1)	256
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	1,806	(1,737)	449	(1)	(17)	4,164
Acquired credit-impaired loans[1,2]	83	(24)	(3)	16	–	(6)	66
Total allowance for credit losses	3,747	1,782	(1,740)	465	(1)	(23)	4,230
Less: Allowance for off-balance sheet
positions[3]	313	149	–	–	–	(5)	457
Allowance for loan losses	$3,434	$1,633	$(1,740)	$465	$(1)	$(18)	$3,773
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 63

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$39	$(54)	$31	$(3)	$2	$149
Debt securities classified as loans	213	2	(9)	–	–	33	239
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	41	(63)	31	(3)	35	388
Acquired credit-impaired loans[1,2]	8	(5)	(1)	10	–	(5)	7
Total counterparty-specific allowance	355	36	(64)	41	(3)	30	395
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	43	(31)	10	–	3	47
Consumer instalment and other personal	110	412	(600)	193	–	9	124
Credit card	199	607	(834)	182	–	41	195
Business and government	22	68	(97)	33	–	4	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	353	1,130	(1,562)	418	–	57	396
Acquired credit-impaired loans[1,2]	89	(19)	(5)	6	–	14	85
Total collectively assessed allowance for
individually insignificant impaired loans	442	1,111	(1,567)	424	–	71	481
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	5	–	–	–	6	59
Consumer instalment and other personal	602	(24)	–	–	–	52	630
Credit card	924	2	–	–	–	65	991
Business and government	872	55	–	–	–	91	1,018
Debt securities classified as loans	59	(11)	–	–	–	9	57
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	27	–	–	–	223	2,755
Allowance for credit losses
Residential mortgages	70	48	(31)	10	–	9	106
Consumer instalment and other personal	712	388	(600)	193	–	61	754
Credit card	1,123	609	(834)	182	–	106	1,186
Business and government	1,028	162	(151)	64	(3)	97	1,197
Debt securities classified as loans	272	(9)	(9)	–	–	42	296
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	1,198	(1,625)	449	(3)	315	3,539
Acquired credit-impaired loans[1,2]	97	(24)	(6)	16	–	9	92
Total allowance for credit losses	3,302	1,174	(1,631)	465	(3)	324	3,631
Less: Allowance for off-balance sheet
positions[3]	274	(8)	–	–	–	21	287
Allowance for loan losses	$3,028	$1,182	$(1,631)	$465	$(3)	$303	$3,344
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at July 31, 2016, and October 31, 2015. U.S. Retail may grant a grace period of up to 15 days. As at July 31, 2016, there were $2.2 billion (October 31, 2015 – $3 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	As at
	July 31, 2016				October 31, 2015
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,750	$628	$94	$2,472	$1,511	$729	$103	$2,343
Consumer instalment and other personal	5,787	773	199	6,759	5,023	702	198	5,923
Credit card	1,354	283	173	1,810	1,317	287	157	1,761
Business and government	1,163	145	30	1,338	1,829	123	38	1,990
Total	$10,054	$1,829	$496	$12,379	$9,680	$1,841	$496	$12,017
1	Excludes all ACI loans and debt securities classified as loans.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 64

COLLATERAL

As at July 31, 2016, the fair value of financial collateral held against loans that were past due but not impaired was $173 million (October 31, 2015 – $279 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail, and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, and $41 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, and nil, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	July 31	October 31
	2016	2015
FDIC-assisted acquisitions
Unpaid principal balance[1]	$525	$636
Credit related fair value adjustments[2]	(11)	(12)
Interest rate and other related premium/(discount)	(17)	(23)
Carrying value	497	601
Counterparty-specific allowance[3]	(2)	(1)
Allowance for individually insignificant impaired loans[3]	(37)	(45)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	458	555
South Financial
Unpaid principal balance[1]	561	853
Credit related fair value adjustments[2]	(16)	(18)
Interest rate and other related premium/(discount)	(20)	(22)
Carrying value	525	813
Counterparty-specific allowance[3]	(3)	(5)
Allowance for individually insignificant impaired loans[3]	(24)	(32)
Carrying value net of related allowance – South Financial	498	776
Other[5]
Unpaid principal balance[1]	3	40
Credit related fair value adjustments[2]	(3)	(40)
Carrying value	–	–
Total carrying value net of related allowance – Acquired credit-impaired loans	$956	$1,331
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

FDIC COVERED LOANS

As at July 31, 2016, the balance of FDIC covered loans was $497 million (October 31, 2015 – $601 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at July 31, 2016, the balance of indemnification assets was $23 million (October 31, 2015 – $39 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bonds (CMB) program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 65

In addition, through structured entities that the Bank consolidates, the Bank transfers credit card receivables, consumer instalment and other personal loans. Refer to Note 7 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	July 31, 2016		October 31, 2015
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$27,830	$27,635	$30,355	$30,211
Other financial assets transferred related to securitization[1]	2,926	2,926	3,173	3,170
Total	30,756	30,561	33,528	33,381
Associated liabilities[2]	$(31,916)	$(31,458)	$(34,142)	$(33,729)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $19 billion as at July 31, 2016 (October 31, 2015 – $23 billion), and securitization liabilities carried at fair value of $12 billion as at July 31, 2016 (October 31, 2015 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	July 31	October 31
	2016	2015
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$25,139	$24,007
Securities lending agreements	17,836	13,967
Total	42,975	37,974
Carrying amount of associated liabilities[2]	$24,975	$23,954

1	Includes $5.1 billion of assets related to precious metals repurchase agreements as at July 31, 2016 (October 31, 2015 – $4.9 billion).
2	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at July 31, 2016, the fair value of retained interests was $33 million (October 31, 2015 – $38 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three and nine months ended July 31, 2016, the trading income recognized on the retained interest was nil and $1 million, respectively (three and nine months ended July 31, 2015 – $1 million and $3 million, respectively).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at July 31, 2016, the carrying value of these servicing rights was $23 million (October 31, 2015 – $20 million) and the fair value was $27 million (October 31, 2015 – $26 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three and nine months ended July 31, 2016, was $6 million and $15 million, respectively (both three and nine months ended July 31, 2015 – $6 million).

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 66

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee, or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

As disclosed in Note 18, the TD Mortgage Fund (the "Fund") was discontinued and merged with another mutual fund managed by the Bank on April 22, 2016. Other than the discontinuation of the Fund, the Bank's involvement with key sponsored structured entities and third-party structured entities has not changed from that described in the Bank's 2015 Annual Report. Refer to Note 10 of the Bank's 2015 Annual Consolidated Financial Statements for further discussion.

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at July 31, 2016, the Bank's reported investment in TD Ameritrade was 42.35% (October 31, 2015 – 41.54%) of the outstanding shares of TD Ameritrade with a fair value of $9 billion (US$7 billion) (October 31, 2015 – $10 billion (US$8 billion)) based on the closing price of US$30.36 (October 31, 2015 – US$34.47) on the New York Stock Exchange.

During the nine months ended July 31, 2016, TD Ameritrade repurchased 11.6 million shares (for the year ended October 31, 2015 – 8.4 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank temporarily waived its right to designate one of its five directors to accommodate the appointment of a TD Ameritrade nominated director. This waiver is expected to expire by October 1, 2016. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and three independent directors of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2016, and July 31, 2015, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	June 30	September 30
	2016	2015
Assets
Receivables from brokers, dealers, and clearing organizations	$1,688	$1,127
Receivables from clients, net	15,879	16,697
Other assets, net	17,824	16,661
Total assets	$35,391	$34,485
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,522	$3,539
Payable to clients	22,853	20,966
Other liabilities	3,525	3,570
Total liabilities	28,900	28,075
Stockholders' equity[2]	6,491	6,410
Total liabilities and stockholders' equity	$35,391	$34,485
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 67

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015
Revenues
Net interest revenue	$184	$192	$592	$560
Fee-based and other revenue	896	784	2,736	2,343
Total revenues	1,080	976	3,328	2,903
Operating expenses
Employee compensation and benefits	269	248	823	732
Other	363	329	1,127	1,013
Total operating expenses	632	577	1,950	1,745
Other expense (income)	18	7	52	29
Pre-tax income	430	392	1,326	1,129
Provision for income taxes	121	150	452	412
Net income[1]	$309	$242	$874	$717
Earnings per share – basic (dollars)	$0.58	$0.44	$1.64	$1.32
Earnings per share – diluted (dollars)	0.58	0.44	1.63	1.31
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: GOODWILL AND OTHER INTANGIBLES

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail	Banking	Total
Carrying amount of goodwill as at November 1, 2014	$2,249	$11,834	$150	$14,233
Foreign currency translation adjustments and other	120	1,984	–	2,104
Carrying amount of goodwill as at October 31, 2015	2,369	13,818	150	16,337
Carrying amount of goodwill as at November 1, 2015	2,369	13,818	150	16,337
Foreign currency translation adjustments and other	(55)	(20)	–	(75)
Carrying amount of goodwill as at July 31, 2016	$2,314	$13,798	$150	$16,262

In the second quarter of 2016, the Bank recorded impairment losses of $98.9 million on goodwill, which is reflected in the Canadian Retail segment within the table above, and certain intangibles relating to a business that has been experiencing continued losses. This impairment is reported in the Corporate segment as Other Non-interest expenses.

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2016	2015
Accounts receivable and other items	$8,084	$7,810
Accrued interest	1,568	1,563
Cheques and other items in transit	–	216
Current income tax receivable	242	1,245
Defined benefit asset	12	104
Insurance-related assets, excluding investments	1,871	1,441
Prepaid expenses	940	869
Total	$12,717	$13,248

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2016, was $237 billion (October 31, 2015 – $213 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 68

Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
	By Type			By Country			2016	2015
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$14,557	$357,894	$50,203	$199,681	$221,300	$1,673	$422,654	$395,818
Banks[1]	10,294	37	8,628	13,248	1,085	4,626	18,959	17,080
Business and government[2]	68,669	106,722	140,908	223,866	88,058	4,375	316,299	282,678
Designated at fair value
through profit or loss[3]	–	–	400	400	–	–	400	1,402
Trading[1]	–	–	73,084	6,645	42,992	23,447	73,084	74,759
Total	$93,520	$464,653	$273,223	$443,840	$353,435	$34,121	$831,396	$771,737
Non-interest-bearing deposits
included above
In domestic offices							$33,699	$27,661
In foreign offices							49,799	47,485
Interest-bearing deposits
included above
In domestic offices							410,141	369,622
In foreign offices							337,737	326,885
U.S. federal funds deposited[1]							20	84
Total[2,4]							$831,396	$771,737
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at July 31, 2016, includes $33 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2015 – $24 billion) and $2 billion (October 31, 2015 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at July 31, 2016, includes deposits of $458 billion (October 31, 2015 – $438 billion) denominated in U.S. dollars and $48 billion (October 31, 2015 – $36 billion) denominated in other foreign currencies.

NOTE 12: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2016	2015
Accounts payable, accrued expenses, and other items	$5,319	$3,901
Accrued interest	884	882
Accrued salaries and employee benefits	2,396	2,601
Cheques and other items in transit	593	–
Current income tax payable	199	69
Deferred tax liabilities	335	323
Defined benefit liability	2,864	1,947
Liabilities related to structured entities	5,398	3,400
Provisions	954	1,100
Total	$18,942	$14,223

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

Issues

On March 4, 2016, the Bank issued $1.25 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the "Notes"). The Notes will bear interest at a fixed rate of 4.859% per annum (paid semi-annually) until March 4, 2026, and at the three-month bankers' acceptance rate plus 3.49% thereafter (paid quarterly) until maturity on March 4, 2031. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after March 4, 2026, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days' notice is required to be given to the Notes' holders for such redemptions. The Notes qualify as Tier 2 Capital of the Bank.

Redemptions

On November 2, 2015 (the "Redemption Date"), the Bank redeemed all of its outstanding $1 billion 3.367% subordinated debentures due November 2, 2020, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 69

NOTE 14: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2016, and October 31, 2015.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2016		October 31, 2015
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,856.2	$20,294	1,846.2	$19,811
Proceeds from shares issued on exercise of stock options	4.2	156	3.3	128
Shares issued as a result of dividend reinvestment plan	4.6	251	6.7	355
Purchase of shares for cancellation	(9.5)	(104)	–	–
Balance as at end of period – common shares	1,855.5	$20,597	1,856.2	$20,294
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1,2]	28.0	700	–	–
Balance as at end of period – preferred shares	136.0	$3,400	108.0	$2,700
Treasury shares – common[3]
Balance as at beginning of year	1.1	$(49)	1.6	$(54)
Purchase of shares	81.4	(4,408)	98.2	(5,269)
Sale of shares	(81.8)	4,415	(98.7)	5,274
Balance as at end of period – treasury shares – common	0.7	$(42)	1.1	$(49)
Treasury shares – preferred[3]
Balance as at beginning of year	0.1	$(3)	–	$(1)
Purchase of shares	2.6	(57)	9.9	(244)
Sale of shares	(2.5)	55	(9.8)	242
Balance as at end of period – treasury shares – preferred	0.2	$(5)	0.1	$(3)
1	Non-viability contingent capital (NVCC) Series 1, 3, 5, 7, 9, 11, and 12 Preferred Shares qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, and 140 million, respectively.
2	Issued by the Bank on January 14, 2016, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.50% for the initial period ending April 30, 2021. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.66%. Holders of these shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series 13, subject to certain conditions, on April 30, 2021, and on April 30 every five years thereafter. Holders of the Series 13 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 4.66%. The Series 12 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2021, and on April 30 every five years thereafter.
3	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the quarter ended January 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

NOTE 15: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2016, the net compensation expense for stock option awards was $3.2 million and $3.2 million, respectively (three and nine months ended July 31, 2015 – $4.0 million and $15.9 million, respectively).

During the three months ended July 31, 2016, and July 31, 2015, there were no options granted by the Bank. During the nine months ended July 31, 2016, 2.5 million stock options were granted by the Bank (nine months ended July 31, 2015 – 2.6 million) options were granted by the Bank with a weighted-average fair value of $4.93 per stock option (July 31, 2015 – $9.06 per stock option).

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 70

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the nine months ended
	July 31	July 31
	2016	2015
Risk-free interest rate	1.00%	1.44%
Expected option life (years)	6.3 years	6.3 years
Expected volatility[1]	15.82%	25.06%
Expected dividend yield	3.45%	3.65%
Exercise price/share price	$53.15	$52.46
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2016	2015	2016	2015	2016	2015
Net employee benefits expense
Service cost – benefits earned	$83	$89	$4	$5	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	(2)	4	6	5	8	9
Defined benefit administrative expenses	3	3	–	–	2	2
Past service cost – settlement (gains) losses	–	–	–	–	–	–
Total expense	$84	$96	$10	$10	$13	$14
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2016	2015	2016	2015	2016	2015
Net employee benefits expense
Service cost – benefits earned	$249	$269	$13	$15	$8	$10
Net interest cost (income) on net defined benefit liability (asset)	(4)	11	16	17	24	27
Defined benefit administrative expenses	7	6	–	–	5	6
Past service cost – settlement (gains) losses[2]	–	–	–	–	(12)	(35)
Total expense	$252	$286	$29	$32	$25	$8
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2016	2015	2016	2015
Principal pension plans	$125	$111	$287	$260
Principal non-pension post-retirement benefit plan	4	3	11	10
Other pension and retirement plans[1]	7	76	30	94
Total	$136	$190	$328	$364
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2016, the Bank expects to contribute an additional $133 million to its principal pension plans, $5 million to its principal non-pension post-retirement benefit plan, and $72 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2016.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 71

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and nine months ended July 31, 2016, and July 31, 2015, and the twelve months ended October 31, 2015.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2016	2015	2016	2015	2015
Basic earnings per share
Net income attributable to common shareholders	$2,293	$2,213	$6,449	$6,029	$7,813
Weighted-average number of common shares outstanding (millions)	1,853.4	1,851.1	1,852.8	1,847.9	1,849.2
Basic earnings per share (dollars)	$1.24	$1.20	$3.48	$3.26	$4.22
Diluted earnings per share
Net income attributable to common shareholders	$2,293	$2,213	$6,449	$6,029	$7,813
Net income available to common shareholders including
impact of dilutive securities	2,293	2,213	6,449	6,029	7,813
Weighted-average number of common shares outstanding (millions)	1,853.4	1,851.1	1,852.8	1,847.9	1,849.2
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.2	4.6	3.3	5.1	4.9
Weighted-average number of common shares outstanding
– diluted (millions)	1,856.6	1,855.7	1,856.1	1,853.0	1,854.1
Diluted earnings per share (dollars)[1]	$1.24	$1.19	$3.47	$3.25	$4.21
1	For the three and nine months ended July 31, 2016, and July 31, 2015, and the twelve months ended October 31, 2015, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 18: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)
		Litigation and
	Restructuring[1]	Other	Total
Balance as at November 1, 2015	$486	$301	$787
Additions	4	122	126
Amounts used	(257)	(90)	(347)
Release of unused amounts	(23)	(47)	(70)
Foreign currency translation adjustments and other	3	(2)	1
Balance as at July 31, 2016, before allowance for
credit losses for off-balance sheet instruments	$213	$284	$497
Add: allowance for credit losses for off-balance sheet instruments[2]			457
Balance as at July 31, 2016			$954
1	Includes provisions for onerous lease contracts.
2	Refer to Note 5 for further details.

LITIGATION AND OTHER

Litigation and other primarily include provisions relating to legal reserves. In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated, although it is possible the Bank may incur additional losses and actual losses may vary significantly from the current estimate. The Bank believes the estimate of the aggregate range of reasonably possible losses (that is, those which are neither probable nor remote), in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $460 million as at July 31, 2016. This represents the Bank's best estimate based upon currently available information for actions for which an estimate can be made. Actions for which the Bank cannot currently make an estimate, such as those which are in a preliminary stage or for which no specific amount is claimed, have not been included. The Bank's estimate involves significant judgment, given the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined and the fact that the underlying matters will change from time to time.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 72

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank's control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Other than as described below, there have been no material developments in the matters identified in Note 28 of the 2015 Annual Consolidated Financial Statements, and no new material litigation matters have arisen since the issuance of the 2015 Annual Consolidated Financial Statements.

Stanford Litigation ─ On April 22, 2016, the Bank filed a motion to reconsider the court's April 2015 dismissal decision with respect to certain claims by the Official Stanford Investors Committee ("OSIC") under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants’ motions to dismiss the class plaintiffs’ complaint and to reconsider with respect to the OSIC’s complaint.

Overdraft Litigation ─ All eleven of the actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina. The plaintiffs filed a consolidated amended class action complaint on June 19, 2015, which governs all of the consolidated cases other than the Mingrone action. The Mingrone class action complaint was dismissed without prejudice on July 21, 2015. The Toronto-Dominion Bank was not named as a defendant in the consolidated amended class action complaint. On December 10, 2015, the court granted in part and denied in part TD Bank, N.A.'s motion to dismiss. Discovery is ongoing.

Interchange Fee ─ While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs' key claims has been shortened significantly.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

(millions of Canadian dollars)		As at
	July 31	October 31
	2016	2015
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$45	$–
Interest-bearing deposits with banks	6,732	5,862
Loans	79,982	69,585
Securities	77,781	70,612
Other assets	736	–
	165,276	146,059
Third-party assets[1]
Collateral received and available for sale or repledging	171,044	150,125
Less: Collateral not repledged	(64,678)	(51,678)
	106,366	98,447
	271,642	244,506
Uses of pledged assets and collateral[2]
Derivatives	13,329	11,478
Obligations related to securities sold under repurchase agreements	63,536	70,011
Securities borrowing and lending	41,506	30,867
Obligations related to securities sold short	43,722	36,303
Securitization	35,125	36,500
Covered bond	31,783	22,071
Clearing systems, payment systems, and depositories	4,296	4,137
Foreign governments and central banks	1,447	1,320
Other	36,898	31,819
Total	$271,642	$244,506
1	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
2	Includes $37.5 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at July 31, 2016 (October 31, 2015 – $33.4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 73

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the three and nine months ended July 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was nil and $21 million, respectively (three and nine months ended July 31, 2015 – $3 million and $6 million, respectively).

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment[1]
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$2,519	$2,480	$1,755	$1,527	$390	$564	$260	$126	$4,924	$4,697
Non-interest income (loss)	2,622	2,531	591	576	469	201	95	1	3,777	3,309
Provision for (reversal of)
credit losses	258	237	168	153	11	2	119	45	556	437
Insurance claims and related
expenses	692	600	–	–	–	–	–	–	692	600
Non-interest expenses	2,133	2,104	1,372	1,239	437	431	698	518	4,640	4,292
Income (loss) before income taxes	2,058	2,070	806	711	411	332	(462)	(436)	2,813	2,677
Provision for (recovery of)
income taxes	549	513	143	129	109	93	(225)	(233)	576	502
Equity in net income of an
investment in TD Ameritrade	–	–	125	92	–	–	(4)	(1)	121	91
Net income (loss)	$1,509	$1,557	$788	$674	$302	$239	$(241)	$(204)	$2,358	$2,266

			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$7,428	$7,284	$5,261	$4,473	$1,289	$1,745	$873	$335	$14,851	$13,837
Non-interest income (loss)	7,631	7,404	1,774	1,606	1,000	515	314	17	10,719	9,542
Provision for (reversal of)
credit losses	748	666	551	361	73	4	410	143	1,782	1,174
Insurance claims and related
expenses	1,877	1,863	–	–	–	–	–	–	1,877	1,863
Non-interest expenses	6,307	6,264	4,194	3,746	1,307	1,311	2,221	1,841	14,029	13,162
Income (loss) before income taxes	6,127	5,895	2,290	1,972	909	945	(1,444)	(1,632)	7,882	7,180
Provision for (recovery of)
income taxes	1,641	1,453	374	346	227	268	(654)	(803)	1,588	1,264
Equity in net income of an
investment in TD Ameritrade	–	–	342	267	–	–	(3)	2	339	269
Net income (loss)	$4,486	$4,442	$2,258	$1,893	$682	$677	$(793)	$(827)	$6,633	$6,185

Total assets as at July 31
(billions of Canadian dollars)	$378.6	$352.1	$368.9	$342.2	$373.9	$354.3	$61.0	$50.6	$1,182.4	$1,099.2
1	Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.
TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 74

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2016, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at July 31, 2016, and October 31, 2015.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2016	2015
Capital
Common Equity Tier 1 Capital	$40,363	$37,958
Tier 1 Capital	46,427	43,416
Total Capital	56,737	53,600
Risk-weighted assets used in the calculation of capital ratios
Common Equity Tier 1 Capital	$388,243	$382,360
Tier 1 Capital	388,872	383,301
Total Capital	389,412	384,108
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.4%	9.9%
Tier 1 Capital ratio[1]	11.9	11.3
Total Capital ratio[1]	14.6	14.0
Leverage ratio	3.8	3.7
1	In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. The scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 75

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 25, 2016. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on August 25, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9271 or 1-800-505-9568 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2016.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 25, 2016, until 6 p.m. ET on September 30, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9997574.

Annual Meeting

Thursday, March 30, 2017

Design Exchange

Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 76